SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF FEBRUARY 2007

SK Telecom Co., Ltd.
(Translation of registrant’s name into English)
11, Euljiro2-ga, Jung-gu
Seoul 100-999, Korea
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑                         Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.          Yes ☐     No ☑
     If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):
82-

QUARTERLY REPORT
(From January 1, 2006 to September 30, 2006)
THIS IS A SUMMARY OF THE QUARTERLY REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SUPERVISORY COMMISSION.
IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.
UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A NON-CONSOLIDATED BASIS IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN KOREA, OR KOREAN GAAP, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

Contents

I.	Overview

II.	Business

III.	Financial Information

IV.	Auditor’s Opinion

V.	Management Structure

VI.	Shares

VII.	Employees

VIII.	Transactions with Interested Parties

IX.	Other Relevant Matters

Attachment: Korean GAAP Non-consolidated Financial Statements

I. OVERVIEW
1. Corporate Purpose of SK Telecom Co., Ltd. (the “Company”)

Business Objectives
1.	Information and communication business

2.	Handset sales and lease business

3.	New media business

4.	Advertisement business

5.	Communication sales business

6.	Personal property and real property lease business

7.	Research and technology development related to Clause 1 through 4

8.	Overseas business and trading business related to Clause 1 through 4

9.	Manufacturing and distribution business related to Clause 1 through 4

10.	Tourism

11.	Other businesses related to the above
2. Company History
A.  Changes Since Incorporation
(1)	Date of Incorporation
—	March 29, 1984 (date of shareholders’ meeting for the incorporation): Incorporated as Korea Mobile Communications Service Co., Ltd.
(Authorized capital: Won 500 million / Paid-in capital: Won 250 million)
(2)	Location of Headquarters
—	22 Dohwa-dong, Mapo-gu, Seoul (July 11, 1988)
—	16-49 Hangang-ro 3-ga, Yongsan-gu, Seoul (November 19, 1991)
—	267 Namdaemun-ro 5-ga, Jung-gu, Seoul (June 14, 1995)
—	99 Seorin-dong, Jongro-gu, Seoul (December 20, 1999)
—	11, Euljiro 2-ga, Jung-gu, Seoul (December 13, 2004)
B.  Mergers
(1)	Target: Shinsegi Communication Co., Ltd.
—	Date: January 13, 2002
—	Registration: January 16, 2002
(2)	Target: SK IMT Co., Ltd.
—	Date: May 1, 2003
—	Registration: May 7, 2003
C.  Significant Recent Business Events
(1)	Cancellation of Treasury Stock
Pursuant to the resolutions of the Company’s board of directors dated July 28, 2006 and August 31, 2006, the Company acquired 491,000 shares of the Company’s common stock (at a purchase price of Won92,518,373,000) between August 1 and August 14, 2006 and 592,000 shares of the Company’s common stock (at a purchase price of Won 116,559,060,000) between September 4 and September 27,

2006, respectively, and cancelled such shares of treasury stock as of August 17 and September 29, 2006, respectively.
(2) Interim Dividends
On July 28, 2006, the Company’s board of directors approved a resolution to pay an interim dividend as follows:
—	Dividend amount: Won 1,000 per share (Total amount: Won 73,713,657,000)
—	Market dividend rate: 0.5%
—	Record date: June 30, 2006
—	Dividend payment date: August 16, 2006
3. Information Regarding Shares
A.  Total number of shares

(As of September 30, 2006)	(Unit: shares)

	Share type
Classification	Common shares	—	Total	Remarks
I. Total number of issuable shares	220,000,000	—	220,000,000	—
II. Total number of shares issued to date	89,278,946	—	89,278,946	—
III. Total number of shares retired to date	8,085,235	—	8,085,235	—
1. Capital reduction	—	—	—	—
2. Share cancellation	8,085,235	—	8,085,235	—
3. Redeemed shares	—	—	—	—
4. Others	—	—	—	—
IV. Total number of shares (II-III)	81,193,711	—	81,193,711	—
V. Number of treasury shares	8,563,054	—	8,563,054	—
VI. Number of shares outstanding (IV-V)	72,630,657	—	72,630,657	—
B. Capital Stock and Price per Share

(As of September 30, 2006)	(Unit: Won, shares)

		Capital (total face value)			Price per share
		Capital amount		Total amount of		Capital/	Capital/
		in financial	Total number of	distributed	Par value	Total number of	Number of distributed
		statements	issued shares	shares	per share	issued shares	shares
Classification	Type	(a)	(IV of A×b)	(VI of A×b )	(b)	(a / IV of A.)	(a / VI of A.)
Registered	Common shares	44,639,473,000	40,596,855,500	36,315,328,500	500	549.8	614.6
Total		44,639,473,000	40,596,855,500	36,315,328,500	500	549.8	614.6
C.  Acquisition and Disposition of Treasury Shares
(1)	Status of Acquisition and Disposition of Treasury Shares

		Amount at the				Amount at the end
Acquisition method	Type of share	beginning of period	Acquisition (+)	Disposition (-)	Retirement (-)	of period
Direct acquisition pursuant to Article 189-2 (1) of the relevant Act	Common share Preferred share	4,697,735 —	1,083,000 —	99,361 —	1,083,000 —	4,598,374 —
Direct acquisition based on causes other than those stipulated in Article 189-2 (1) of the relevant Act	Common share Preferred share	77,970 —	— —	— —	— —	77,970 —
Sub-total	Common share Preferred share	4,775,705 —	1,083,000 —	99,361 —	1,083,000 —	4,676,344 —
Indirect acquisition through trust and other agreements	Common share Preferred share	3,886,710 —	— —	— —	— —	3,886,710 —
Total	Common share Preferred share	8,662,415 —	1,083,000 —	99,361 —	1,083,000 —	8,563,054 —

* Of the 4,676,344 shares of treasury stocks directly acquired based on causes other than those provided in Article 189-2 (1) of the relevant Act, 1,685,816 shares were deposited with the Korea Securities Depository as of September 30, 2006 for any exchange of the Company’s overseas exchangeable bonds.
D.	Employee Stock Ownership Program
(1)	Transactions with the Employee Stock Ownership Program
a)	On August 23, 1999, the Company lent Won 118.6 billion of purchase funds for employee stock ownership to the Employee Stock Ownership Program, and the Employee Stock Ownership Program re-lent the amount to the Company’s employees in accordance with its internal allotment standards.
—	Terms of the loan: 10-year installment repayment plan following a three-year grace period

—	The loan is deducted from wages for each individual to repay the Employee Stock Ownership Program, and is subsequently repaid to the company.
b)	Repayment amount during the first to the third quarter of 2006: Won 5,986,736,183
—	Details of the loan repayment

(As of September 30, 2006)	(Unit: in thousand Won)

Classification	Amount	Remarks
Initial loan amount	118,577,755	Lent on August 23, 1999 to 3,540 persons
Accumulated repayment amount	109,978,284	Including Won 5.99 billion repaid during the first to the third quarter of 2006
Balance	8,599,471	Full repayment by June 2010

(2) Voting Rights of the Employee Stock Ownership Program
During a designated period, to be 7 days or longer, each individual member of the Program may exercise his voting rights by expressing his intention on the shareholders’ meeting agenda through a written power of attorney to a designated proxy.
(3) Shareholdings of the Employee Stock Ownership Program
(Unit: shares)

		Balance at the beginning	Balance at the end
Account classification	Types of share	of period	of period
E.S.O.P. account	—	—	—
Member account	Common share	297,246	211,493

* As the relevant law requires an immediate transfer of the shares directly purchased by the employees to the account of the individual purchasers, the Company transfers and holds the employees’ stocks in separate individual accounts within the program once the number of shares for each individual member is determined.
4. Status of Voting Rights

(As of September 30, 2006)	(Unit: shares)

Classification		Number of shares	Remarks
Total outstanding shares (A)	Common share	81,193,711	—
	Preferred share	—
Number of shares without voting right (B)	Common share	8,563,054	Treasury shares
	Preferred share	—
Shares with restricted voting right under the Stock Exchange Act and other laws (C)	Common share	—	—
Shares with reestablished voting right (D)	—	—	—
The number of shares with exercisable voting right	Common share	72,630,657	—
(E = A - B - C + D)	Preferred share	—
5. Dividends and Others

		(Unit: in million Won except per share value)
		Year ended December 31,
Classification		2006(Half year)	2005	2004
Par value per share		500	500	500
Current net income		710,498	1,871,380	1,494,852
Net income per share		9,648	25,421	20,307
Income available for distribution as dividend		712,210	1,930,626	1,377,007
Total cash dividend		73,714	662,529	758,227
Total stock dividend		—	—	—
Percentage of cash dividend to available income (%)		10.4	35.4	50.7
Cash dividend yield ratio (%)	Common share	0.5	4.9	5.2
	Preferred share	—	—	—
Stock dividend yield ratio (%)	Common share	—	—	—
	Preferred share	—	—	—
Cash dividend per share	Common share	1,000	9,000	10,300
	Preferred share	—	—	—
Stock dividend per share	Common share	—	—	—
	Preferred share	—	—	—

* Half year interim dividend for the year 2006 was paid on August 16, 2006
* The total amount of cash dividend for the year ended December 31, 2005 includes the interim dividend amount of Won 73,614 million, and the cash dividend amount per share of Won 9,000 for the same period includes the interim dividend amount of Won 1,000 per share.
* The cash dividend per share of Won 10,300 for the year ended December 31, 2004 includes the regular dividend of Won 5,100 (including the interim dividend amount of Won 1,000) and a special dividend of Won 5,200.
II. BUSINESS
1. Business Summary
A. Industry Status
(1) Characteristics of the Industry
     As of September 30, 2006, the number of domestic mobile phone subscribers reached 39.70 million and with a 82.0% penetration rate, and the Korean mobile communication market can be considered to have reached its maturation stage. However, considering the number of European countries with penetration rates exceeding 90%, additional future growth of the domestic market may be possible.
     The Korean mobile communications market continues to improve with the help of advances in network-related technology evidenced by the world’s first commercialization of CDMA2000 1x, CDMA 1x EV-DO, and the development of highly advanced handsets that enables the provision of convergence services for multimedia contents, mobile commerce, telematics, satellite DMB, digital home services and other related contents.
(2) Industry Growth

						(Unit: 1,000 persons)
		As of September 30,
Classification		2006	End of 2005	End of 2004	End of 2003	End of 2002	End of 2001
	Penetration rate (%)	82.0	79.4	75.9	70.1	67.9	60.9
Number of subscribers	SK Telecom	20,032	19,530	18,783	18,313	17,220	11,867
	Shinsegi Communication	—	—	—	—	—	3,312
	PCS	19,671	18,812	17,803	15,279	15,123	13,867
	Total	39,703	38,342	36,586	33,592	32,342	29,046
(Data: Ministry of Information and Communication website)
(3) Market Characteristics
     The Korean mobile communication market includes the entire population of Korea with mobile communication service needs, and almost every Korean is considered a potential user. With the market penetration rate reaching as high as 82.0% (as of the end of September 2006), the customer base is continuing to expand to include elementary school and pre-school children. Although demand to date has primarily been in the domestic market, as the business territory expands to overseas market, the size of overseas sales is expected to grow in the near future. Seasonal and economic fluctuations have much less impact on the Korean mobile communication market compared to other industries.
B. Company Status
(1) Market Share
* Historical market share of the Company

				(Unit: %)
	As of
Classification	September 30, 2006	2005	2004	2003
Mobile phone	50.5	50.9	51.3	54.5
* Comparative market share

(As of September 30, 2006)	(Unit: %)

Classification	SK Telecom	KTF	LG Telecom
Market share	50.5	32.2	17.4
(Data: Ministry of Information and Communication website)
(2)	New Business Contents and Prospects
a)	Expansion of U.S. market operations through commencement of “Helio” service
—	Resolution for capital investment regarding Mobile Virtual Network Operator (MVNO) service in the U.S. (January 26, 2005)

—	Investment amount: US$220 million (From 2005 to 2007)

—	Investment method: Establishment of a joint venture with EarthLink, which is one of the three major Internet service providers in the U.S.

—	Service provided: MVNO (Mobile Virtual Network Operator)
•	Subscriber recruitment and service provision based on service facilities and fee plans

•	Combination of the Company’s mobile communications business capabilities and data service technology with the local customer base, marketing infrastructure and brand power of EarthLink

•	Planning to provide additional services related with music, games and messaging for target customers
b)	Commencement of Commercial High Speed Downlink Packet Access (“HSDPA”) Service (May 16, 2006)
•	Building on an advanced WCDMA network for data transmission, improve the Company’s long-term growth base through the development of new products with strong visual components (such as video phones and other video content) and the expansion of global roaming services;

•	Planning to increase customer preference for HSDPA by capturing the early adopter and heavy user markets and to raise awareness of HSDPA as a premium service;

•	Nationwide HSDPA network expected to be completed in the first half of 2007.
c)	Commencement of Commercial Wireless Broadband (“WiBro”) Service (June 30, 2006)
•	On January 20, 2005, the Company, along with Korea Telecom, obtained rights to the WiBro business following the review of the Information and Communications Policy Review Committee

•	Currently servicing six HotZone areas in the Korea University, Shinchon, Hanyang University, Myungdong and Euljiro areas in Seoul;

•	Plan to expand HotZone service and to introduce partial flat rate plans in light of various customers’ different usage patterns.
2. Major Products
A. Status of Major Products

(Unit: in million Won, %)
Business field	Sales type	Item	Major trademarks	Sales amount (ratio)
Information and communication	Services	Mobile phone	June, NATE and others	7,800,540 (98.85%)
		Others	Others	90,637 (1.15%)
B. Price Trend of Major Products

		Quarter ended
Item		September 30, 2006	During 2005	During 2004
Mobile phone (Based on	Basic fee (per month)	13,000	13,000	13,000
standard call charge)	Service fee (per 10 seconds)	20	20	20

* Caller ID service became free of charge beginning January 2006.
3. Investment Status
A. Investments in Progress

						(Unit: Won 100 million)
		Investment	Subject of		Total	Amount already	Future
Business field	Classification	period	investment	Investment effect	investments	invested	investment
Network/Common	Upgrade/ New installation	2006	Network, systems and others	Capacity increase and quality improvement; systems improvement	16,000	7,195	8,805

* Amount already invested is the cumulative amount expended through the quarter ended September 30, 2006.
B. Future Investment Plan

					(Unit: Won 100 million)
	Expected investment amount		Expected investment for each year
Business field	Asset type	Amount	2006	2007	2008	Investment effect
Network/Common	Network, systems and others	8,805	8,805	N/A	N/A	Upgrades to the existing services and provision of new services
Total		8,805	8,805	N/A	N/A	—

* The expected investment amount of Won 880.5 billion is the future investment amount for 2006, which is the total investment amount for 2006 less the cumulative amount expended through the quarter ended September 30, 2006.
4. Derivative Products and Others
A. Derivatives Contracts
(1)	FX Swap
a)	Purpose of Contracts: Currency Exchange Risk Hedging

b)	Contract Terms

—	Cross Currency Swap

(As of September 30, 2006)				(Unit: in million Won)
				Income/loss on
Contract amount	Contract party	Contract date	Proceeds payment method	valuation
US$125 million	Citibank	March 23, 2004	Exchange on the date immediately preceding the principal and interest payment date	(37,063)
US$125 million	Credit Suisse	March 23, 2004	Same as above	(38,336)
US$50 million	BNP Paribas	March 23, 2004	Same as above	(14,783)
Total: US$300 million	—	—	—	(90,182)

* Income/loss on valuation was calculated using the cash flow hedge accounting and was appropriated for capital adjustment.
— FX Swap

(As of September 30, 2006)				(Unit: in million Won)
Contract amount	Contract party	Contract date	Proceeds payment method	Income on valuation
US$100 million	Credit Suisse	May 27, 2004	Exchange before principal payment date	(21,798)
US$300 million	Hana Bank	June 30, 2006	Payment of US Dollars and receipt of Korean Won on July 5, 2007	4,358
US$140 million	Shinhan Bank
US$140 million	Woori Bank
US$140 million	Korea Exchange Bank
US$140 million	Citibank
US$140 million	Barclays Capital
(2)	Interest Rate Swap
a)	Purpose of Contracts: Interest Rate Risk Hedging

b)	Contract Terms

—	IRS

(As of September 30, 2006)				(Unit: in million Won)
				Income/loss on
Contract amount	Contract party	Contract date	Proceeds payment method	valuation
2,000	Shinhan Bank	June 28, 2006	Fixing of interest payment date/ exchange of floating interest rate	(2,747)

* Income/loss on valuation was calculated using the cash flow hedge accounting and was appropriated for capital adjustment.

5. R&D Investments

				(Unit: in thousand Won)
		Quarter ended
Category		September 30, 2006	2005	2004	Remarks
Raw material		106,872	234,889	255,320	—
Labor		27,359,460	35,191,759	36,026,539	—
Depreciation		98,926,079	121,335,301	122,097,858	—
Commissioned service		62,880,554	86,536,635	85,646,995	—
Others		21,646,814	41,730,732	39,951,341	—
Total R&D costs		210,919,779	285,029,316	283,978,053	—
Accounting	Sales and administrative expenses	202,995,538	273,223,885	272,290,385	—
	Development expenses (Intangible assets)	7,924,241	11,805,431	11,687,668	—
R&D cost / sales amount ratio (Total R&D costs / Current sales amount×100)		2.67%	2.81%	2.93%	—
6. Other Matters
A. External Fund Procurement Summary
* Domestic procurement

(Unit: in million Won)
	Beginning	New	Reduction from	Ending
Source of procurement	balance	procurement	repayment	balance	Remarks
Bank	—	200,000	—	200,000	—
Insurance company	—	—	—	—	—
Merchant banking	—	—	—	—	—
Loan specialty financial company	—	—	—	—	—
Mutual savings bank	—	—	—	—	—
Other financial institutions	24,543	—	10,889	13,654	—
Total procurement from financial institutions	24,543	200,000	10,889	213,654	—
Corporate bond (public offering)	2,500,000	200,000	350,000	2,350,000	—
Corporate bond (private offering)	—	—	—	—	—
Paid-in capital increase (public offering)	—	—	—	—	—
Paid-in capital increase (private offering)	—	—	—	—	—

(Unit: in million Won)
	Beginning	New	Reduction from	Ending
Source of procurement	balance	procurement	repayment	balance	Remarks
Asset-backed securitization (public offering)	—	—	—	—	—
Asset-backed securitization (private offering)	—	—	—	—	—
Others	—	—	—	—	—
Total procurement from capital market	2,500,000	200,000	350,000	2,350,000	—
Borrowings from shareholder, officer and affiliated company	—	—	—	—	—
Others	—	—	—	—	—
Total	2,524,543	400,000	360,889	2,563,654	—

* Overseas procurement

					(Unit: in million Won)
			Reduction in
	Beginning		repayment and	Ending
Procurement source	balance	New procurement	others	balance	Remarks
Financial institutions	—	—	—	—	—
Overseas securities (Corporate bonds)	303,900	—	20,340	283,560	Exchange rate adjustment
Overseas securities (shares and others)	385,885	—	21,576	364,309	Stock conversion
Asset-backed securitization	—	—	—	—	—
Others	—	—	—	—	—
Total	689,785	—	41,916	647,869	—
B. Credit Ratings
(1) Corporate Bonds

	Subject of		Credit rating entity
Credit rating date	valuation	Credit rating	(Credit rating range)	Evaluation classification
March 12, 2004	Corporate bond	AAA	Korea Ratings	Current valuation
March 15, 2004	Corporate bond	AAA	National Information on Credit Evaluation, Inc.	Current valuation
April 23, 2004	Corporate bond	AAA	Korea Investors Service, Inc.	Current valuation

	Subject of		Credit rating entity
Credit rating date	valuation	Credit rating	(Credit rating range)	Evaluation classification
April 23, 2004	Corporate bond	AAA	Korea Ratings	Current valuation
December 6, 2004	Corporate bond	AAA	Korea Investors Service, Inc.	Current valuation
December 6, 2004	Corporate bond	AAA	National Information on Credit Evaluation, Inc.	Current valuation
March 11, 2005	Corporate bond	AAA	Korea Investors Service, Inc.	Current valuation
March 11, 2005	Corporate bond	AAA	Korea Ratings	Current valuation
March 14, 2005	Corporate bond	AAA	Korea Ratings	Regular valuation
June 14, 2005	Corporate bond	AAA	National Information on Credit Evaluation, Inc.	Regular valuation
June 13, 2006	Corporate bond	AAA	National Information on Credit Evaluation, Inc.	Regular valuation
June 21, 2006	Corporate bond	AAA	Korea Ratings	Regular valuation
June 22, 2006	Corporate bond	AAA	Korea Investors Service, Inc.	Regular valuation
September 1st, 2006	Corporate bond	AAA	National Information on Credit Evaluation, Inc.	Current valuation
September 1st, 2006	Corporate bond	AAA	Korea Ratings	Current valuation
September 1st, 2006	Corporate bond	AAA	Korea Investors Service, Inc.	Current valuation

*Rating definition:	“AAA” — The certainty of principal and interest payment is at the highest level with extremely low investment risk, and is stable in that there is no influence of any environmental change under reasonable expectation conditions.
(2) Commercial Paper (“CP”)

			Credit rating entity	Evaluation
Credit rating date	Subject of valuation	Credit rating	(Credit rating range)	classification
January 26, 2004	CP	A1	National Information on Credit Evaluation, Inc.	Regular valuation
June 8, 2004	CP	A1	National Information on Credit Evaluation, Inc.	Current valuation
June 11, 2004	CP	A1	Korea Ratings	Current valuation
June 11, 2004	CP	A1	Korea Investors Service, Inc.	Current valuation
June 13, 2005	CP	A1	Korea Investors Service, Inc.	Current valuation
June 14, 2005	CP	A1	National Information on Credit Evaluation, Inc.	Current valuation
June 16, 2005	CP	A1	Korea Ratings	Current valuation
June 13, 2006	CP	A1	Korea Investors Service, Inc.	Current valuation
June 21, 2006	CP	A1	National Information on Credit Evaluation, Inc.	Current valuation
June 22, 2006	CP	A1	Korea Ratings	Current valuation

*Rating definition:	“A1” — Timely repayment capability is at the highest level with extremely low investment risk, and is stable in that there is no influence of any environmental change under reasonable expectation conditions.

(3) International Credit Ratings

		Credit rating	Credit rating company
Date of credit rating	Subject of valuation	of securities	(Credit rating range)	Evaluation type
June 14, 2005	Issuer Rating	A	Fitch (England)	Current valuation
July 14, 2005	Global Bonds	A2	Moody’s (U.S.A.)	Current valuation
July 14, 2005	Exchangeable Bonds	A2	Moody’s (U.S.A.)	Current valuation
July 27, 2005	Global Bonds	A	S&P (U.S.A.)	Current valuation
July 27, 2005	Exchangeable Bonds	A	S&P (U.S.A.)	Current valuation
III. FINANCIAL INFORMATION
1. Summary Financial Statements

(Unit: in million Won)
	Quarter ended
	September 30,	Year ended December 31,
Classification	2006	2005	2004	2003	2002
Current assets	4,121,627	4,172,485	3,854,345	3,460,706	2,746,991
— Quick assets	4,104,736	4,166,500	3,843,384	3,452,682	2,736,273
— Inventory	16,891	5,985	10,961	8,024	10,718
Fixed assets	10,882,707	10,349,191	10,166,360	9,915,253	9,974,227
— Investments	3,341,456	2,366,760	2,112,488	1,763,359	3,132,330
— Tangible assets	4,371,898	4,595,884	4,605,253	4,551,626	4,451,548
— Intangible assets	3,169,353	3,386,547	3,448,619	3,600,268	2,390,350
Total assets	15,004,334	14,521,676	14,020,705	13,375,959	12,721,218
Current liabilities	2,927,373	2,747,268	2,859,711	4,231,974	4,015,859
Fixed liabilities	3,392,550	3,516,528	4,033,902	3,202,147	3,168,412
Total liabilities	6,319,923	6,263,796	6,893,613	7,434,121	7,184,271
Capital	44,639	44,639	44,639	44,639	44,576
Capital surplus	2,963,880	2,966,198	2,983,166	2,915,964	2,884,385
— Surplus from share issuance	2,915,887	2,915,887	2,915,887	2,915,964	2,884,385
— Other capital surplus	47,993	50,311	67,279	—	—
Income surplus	7,565,455	7,269,861	6,156,708	5,140,349	4,897,099
Capital adjustment	(1,889,564)	(2,022,817)	(2,057,422)	(2,159,114)	(2,289,112)
Total capital	8,684,410	8,257,881	7,127,091	5,941,838	5,536,948
Sales	7,891,177	10,161,129	9,703,681	9,520,244	8,634,049

(Unit: in million Won)
	Quarter ended
	September 30,	Year ended December 31,
Classification	2006	2005	2004	2003	2002
Operation income	2,045,510	2,653,570	2,359,581	3,080,660	2,683,676
Ordinary income	1,650,637	2,554,613	2,115,778	2,714,194	2,179,993
Current net income	1,167,300	1,871,380	1,494,852	1,942,750	1,511,278

*	See the attached Korean GAAP Non-consolidated Financial Statements.
IV. AUDITOR'S OPINION
1. Auditor

Quarter ended
September 30, 2006	September 30, 2005	2005	2004
Deloitte Anjin LLC	Deloitte Anjin LLC	Deloitte Anjin LLC	Deloitte Hana Anjin LLC
2. Audit Opinion

Term	Auditor’s opinion	Issues noted
Quarter ended September 30, 2006	Appropriate	—
Quarter ended September 30, 2005	Appropriate	—
Year ended December 31, 2005	Appropriate	—
Year ended December 31, 2004	Appropriate	—
3. Remuneration for Independent non-executive Auditors for the Past Three Fiscal Years
A. Audit Contracts

(Unit: in thousand Won)
Term	Auditors	Contents	Fee	Total hours
Quarter ended September 30, 2006	Deloitte Anjin LLC	Semi-annual review Quarterly review Non-consolidated financial statements audit Consolidated financial statements audit	656,000	7,637
Year ended December 31, 2005	Deloitte Anjin LLC	Semi-annual review Quarterly review Non-consolidated financial statements audit Consolidated financial statements audit	447,000	5,177
Year ended December 31, 2004	Deloitte Hana Anjin LLC	Semi-annual review Quarterly review Non-consolidated financial statements audit Consolidated financial statements audit	360,000	4,808

B. Non-Audit Services Contract with External Auditors

(Unit: in thousand Won)
Term	Contract date	Service provided	Service period	Fee
Quarter ended September 30, 2006	April 30, 2006	Tax consulting	7 days	45,000
	July 26, 2006	Financial consulting	7 days	40,000
Year ended December 31, 2005	February 4, 2005	Advisory service regarding the set up of the internal control	9 days	46,080
	March 30, 2005	— Form 20-F for the year ended December 31, 2003	10 days	20,200
		— Response to the U.S. S.E.C. comments regarding the Form 6-K including the U.S. GAAP consolidated financial statements for the six months ended June 30, 2004
	March 31, 2005	Tax adjustment for the year ended December 31, 2004	7 days	24,920
	April 15, 2005	Tax consulting	3 days	5,000
	April 29, 2005	Tax consulting	7 days	19,000
	June 1, 2005	2004 English audit	20 days	86,000
	July 18, 2005	Tax consulting	5 days	13,500
	December 31, 2005	Tax consulting	All year (100 hours)	10,000
Year ended December 31, 2004	March 2, 2004	Consulting on the issuance of overseas unsecured debenture	17 days	49,500
	March 30, 2004	Tax adjustment for the year ended December 31, 2003	5 days	22,650
	April 1, 2004	Financial due diligence	6 days	6,100
	April 10, 2004	Thailand tax consulting	4 days	12,000
	April 14, 2004	Consulting on issuance of overseas exchangeable bond	15 days	48,800
	May 10, 2004	Indonesia tax consulting	4 days	9,600
	September 30, 2004	U.S. GAAP Consolidated Audit (yearly basis)	20 days	86,000
	September 30, 2004	U.S. GAAP Consolidated Audit (Semi-annual basis)	30 days	114,000
	October 15, 2004	Consulting on internal control	50 days	171,000
		recommendations

V. MANAGEMENT STRUCTURE
1. Summary of Management Structure
A. Board of Directors
(1) Authority of the Board of Directors
a)	Authority of the board of directors under Article 7 of the Regulations of the Board of Directors
—	Convocation of shareholders’ meeting and submission of agenda

—	Prior approval of financial statements

—	Decisions on issuance of new shares

—	Long-term borrowings, issuance of corporate bonds and redemptions

—	Capital transfer of reserves

—	Election of CEO and representatives

—	Appointment of executive directors

—	Establishment, transfer or closure of branches

—	Enactment of and revision to the Regulations for the Board of Directors

—	Annual business plan and budgeting

—	Approval of investments of Won 15 billion or above

—	Planned budget increases and changes for investments or Won 15 billion or above

—	Diversification into new businesses

—	Investments and joint ventures of Won 15 billion or above (excluding matters subject to prior approval by independent non-executive directors)

—	Establishment of subsidiaries

—	Guarantees of Won 15 billion or above (excluding matters subject to prior approval by independent non-executive directors)

—	Transactions undertaken with related parties equal to or above the lesser of an amount equivalent to 10% of capital or Won 10 billion, and any material changes to such transactions in accordance with the Anti-trust Law and Fair Trade Act

—	Enactment of and amendment to the Internal Trading Procedures

—	Other matters considered necessary by the Board of Directors and those requiring Board of Directors’ approval under applicable laws
b)	Reporting items under Article 7.2 of the Regulations of the Board of Directors
—	The representative director must report the following to the Board of Directors within two months after the date of occurrence:
•	Results for the six months ended June 30 of each year

•	Execution of investments between Won 5 billion and Won 15 billion

•	New investments and joint ventures under Won 15 billion

•	Acquisition of non-operational fixed assets

•	Disposition of fixed assets of Won 15 billion or above

•	Matters related to guarantees of under Won 15 billion

•	Internal trading not subject to approval by the Board of Directors

•	Matters delegated to the representative director that the Board of Directors requires to be reported
(2) Publication of Information on Director Candidates Prior to the Shareholders’ Meeting for the Election of Directors and Shareholders’ Nomination
a)	On February 16, 2006, through the convocation of the shareholders’ meeting, information on candidates Kim Yong Woon and Lim Hyun Jin was publicly disclosed.

b)	There was no nomination by the shareholders.
(3) Significant Activities of the Board of Directors

Meeting	Date	Agenda	Approval
264th(the first meeting of 2006)	January 23, 2006	— Financial statements for the year ended December 31, 2005	Approved as proposed

		— Annual business report for the year ended December 31, 2005	Approved as proposed

		— Organization of Independent non-executive Director Nomination Committee	Approved as proposed

		— Amendment of regulation for the Compensation Review Committee	Amendment to be proposed to the Board of Directors in April, 2006

Meeting	Date	Agenda	Approval
265th (the second meeting of 2006)	February 14, 2006	— Convocation of the 22nd General Meeting of Shareholders	Approved as proposed

266th (the third meeting of 2006)	March 31, 2006	— Election of committee members	Approved as proposed

		— Amendment of regulations for the Compensation Review Committee	Approved after amendment

267th (the fourth meeting of 2006)	April 26, 2006	— Election of committee member for the Compensation Review Committee	Approved as proposed

		— Establishment of the Service &Technology Center (STC)	Approved as proposed

		— Exercise of the iHQ call option	Approved as proposed

268th (the fifth meeting of 2006)	May 26, 2006	— Issuance of overseas convertible bonds and approval of related treasury stock disposition plan, as amended	Approved as proposed

269th (the sixth meeting of 2006)	June 20, 2006	— Acquisition of China Unicom convertible bonds	Approved as proposed

		— Long-term borrowings	Approved as proposed

270th (the seventh meeting of 2006)	July 28, 2006	— Interim dividends	Approved as proposed

		— Acquisition of the Company’s common stock for cancellation	Approved as proposed

		— Establishment of Global Committee and election of members	Approved after amendment

		— Issuance of corporate bonds and long-term borrowings	Approved as proposed

271th (the eighth meeting of 2006)	August 31, 2006	— Acquisition of the Company’s common stock for cancellation	Approved as proposed

		— Expansion of WCDMA investment	Approved as proposed

		— Construction of TD-SCDMA Test-bed and investment for development of related services	Approved as proposed

272th (the ninth meeting of 2006)	September 29, 2006	— Report on activities in July and August 2006	—

273th (the tenth meeting of 2006)	October 27, 2006	— Issuance of corporate bonds	Approved as proposed

(4)	Committee Structure and Activities of the Board of Directors

	a)	Independent non-executive Director Nomination Committee

		—	Organization
(As of September 30, 2006)

Members
Number of Persons	Company Directors	Independent non-executive Directors
4	Jung Nam Cho, Sung Min Ha	Jae Seung Yoon, Sang Jin Lee
—	Activities

Meeting	Date	Number of Attendees	Details
— Election of the Chairman: Jung Nam Cho
7th Meeting (the first meeting of 2006)	February 14, 2006	3 persons/4 persons	— 22nd General Meeting of Shareholders: Nomination of Independent non-executive director candidates
— Yong Woon Kim, Hyun Jin Lim

* The Independent Non-executive Director Nomination Committee is a committee established under the provisions of the Articles of Incorporation.

b)	Compensation Review Committee

	—	Organization
(As of September 30, 2006)

Members
Number of Persons	Company Directors	Independent non-executive Directors
7 persons	—	Dae Sik Kim, Yong Woon Kim, Dae Kyu Byun, Seung Taik Yang, Jae Seung Yoon, Sang Jin Lee, Hyun Jin Lim
—	Activities

Meeting	Date	Number of Attendees	Details
The first meeting of 2006	May 25, 2006	7 persons/ 7 persons	Election of chairman
The second meeting of 2006	June 20, 2006	5 persons/ 7 persons	Discussion of operation of the Compensation Review Committee
The third meeting of 2006	July 27, 2006	7 persons/ 7 persons	same as above
The fourth meeting of 2006	August 30, 2006	7 persons/ 7 persons	same as above
The fifth meeting of 2006	October 26, 2006	6 persons/ 7 persons	same as above

*	The Compensation Review Committee is a committee established by the resolution of the Board of Directors.
c)	Capex Review Committee
—	Organization
(As of September 30, 2006)

Members
Number of Persons	Company Directors	Independent non-executive Directors
5 persons	Lee Bang Hyung	Byon Dae Kyu, Yang Seung Taek, Yoon Jae Seung, Lee Sang Jin
—	Activities

Meeting	Date	Number of Attendees	Details
The first meeting of 2006	February 13, 2006	4 persons/5 persons	— Additional report on the investment plan for 2006
The second meeting of 2006	April 25, 2006	4 persons/5 persons	— Establishment of the Service & Technology Center
— Exercise of the iHQ call option
The third meeting of 2006	April 26, 2006	4 persons/5 persons	— Election of chairman
— Approval of plans for investment in contents business and restrictions thereof
The fourth meeting of 2006	August 30, 2006	5 persons/5 persons	— Construction of TD-SCDMA Test-bed and investment for development of related services
— Expansion of WCDMA investment

*	The Capex Review Committee is a committee established by the resolution of the Board of Directors.
d)	Global Committee
—	Organization
(As of September 30, 2006)

Members
Number of Persons	Company Directors	Independent non-executive Directors
4 persons	Ha Sung Min	Kim Dae Sik, Byon Dae Kyu, Lee Sang Jin
—	Activities

Meeting	Date	Number of Attendees	Details
The first meeting of 2006	July 27, 2006	4 persons/ 4 persons	— Report on Vietnam (S-Fone) and United States (HELIO) operations
— Discussion on operation of Globalization Committee
The second meeting of 2006	September 28, 2006	4 persons/ 4 persons	— Election of chairman

*	The Global Committee is a committee established by the resolution of the Board of Directors.
e)	Audit Committee: See “B. Audit System” below.

*	The Audit Committee is a committee established under the provisions of the Articles of Incorporation.
B. Audit System
(1)	Establishment and Organization of the Audit Committee
a)	The Audit Committee is composed of three or more directors. However, independent non-executive directors must account for 2/3 or more, and the members are elected by the resolution of the Board of Directors each year.

b)	The Audit Committee is convened when deemed necessary by the chairman or is requested by two or more of the committee members.

c)	The quorum for resolution is majority attendance with majority consent of the attending members.
(2)	Authority of the Audit Committee
Includes authority to inquire on the subsidiary companies, right to investigate the business operations and asset conditions, and right to request for a business status report pursuant to the Audit Committee Regulations.
(3)	Members of the Audit Committee
Audit Committee Members are directors Kim Dae Sik, Kim Yong Woon and Im Hyun Jin.
(4)	Major Activities of the Audit Committee

Meeting	Date	Agenda	Approval	Remarks
The first meeting of 2006	January 20, 2006	— Report on operation of internal accounting controls	—	—
The second meeting of 2006	February 13, 2006	— Audit report for the year ended December 31, 2005	Approved as proposed	—
		— Evaluation of internal accounting controls	Approved as proposed

Meeting	Date	Agenda	Approval	Remarks
The third meeting of 2006	February 27, 2006	— Auditor’s opinion on the internal audit system	Approved as proposed
		— Management audit schedule for 2006	—	—
		— Proposal for the election of outside auditor for 2006-2008 period	—
The fourth meeting of 2006	March 8, 2006	— Election of outside auditor for 2006-2008 period	Approved as proposed	—
The fifth meeting of 2006	April 25, 2006	— Election of chairman	Approved as proposed
		— Remuneration for outside auditor	Approved as proposed	—
		— Collective re-approval of outside auditor’s service schedule for 2006	Approved as proposed
		— Management report	—
The sixth meeting of 2006	May 25, 2006	— Report on issuance of overseas convertible bonds and approval of related treasury stock disposition plan, as amended	—	—
The seventh meeting of 2006	June 20, 2006	— Audit report for 2005 US GAAP financial statements	—	—
The eighth meeting of 2006	July 5, 2006	— Report on operation of Ethics Counseling Center
		— Report on activities relating to the prevention of ethical issues	—	—
— Report on the Company’s current operations
The ninth meeting of 2006	July 27, 2006	— Interim dividend plan
		— Plan to acquire the Company’s common stock for cancellation	—	—
— Management audit results for the first half of 2006
The tenth meeting of 2006	August 30, 2006	— Plans for issuance of corporate bonds and long-term borrowings
		— Plan to acquire the Company’s common stock for cancellation	—	—
— Report on the Company’s current operations
The eleventh meeting of 2006	October 26, 2006	— Report on status of internal accounting controls
		— Plan for issuance of corporate bonds	—	—
— Report on the Company’s current operations

C. Exercise of Voting Rights by the Shareholders
(1)	Use of the Cumulative Voting System
a) Pursuant to the Articles of Incorporation, the cumulative voting system was first introduced in the General Meeting of Shareholders in 2003.

b) Articles of Incorporation
—	Article 32 (3) (Election of Directors): Cumulative voting under Article 382-2 of the Commercial Code will not be applied for the election of directors.

—	Article 4 of the 12th Supplement to the Articles of Incorporation (Interim Regulation): Article 32 (3) of the Articles of Incorporation shall remain effective until the day immediately preceding the date of the general shareholders’ meeting of 2003.
D. Compensation of Officers and Others
(1) Compensation of Directors (including Independent non-executive Directors) and Members of the Audit Committee

				(Unit: in million Won)
		Total amount
		approved by the
		Meeting of	Average payment
Classification	Total payment	Shareholders	per person	Remarks
Company directors (4 persons)	4,026	12,000	1,007	—
Independent non-executive directors (8 persons)	460		63	Including members of the Audit Committee (4 persons)

(2)	Granting and Exercise of Stock Options

(As of September 30, 2006)								(Unit: in thousand Won, shares)
								Amount
		Grant	Method of	Type of	Changes			not	Exercise	Exercise	Final
Grantees	Relationship	date	grant	shares	Granted	Exercised	Cancelled	exercised	period	price	price
Cho Jung Nam	Registered officer	March 8, 2002	Distribution of treasury or new shares	Common stock	6,150	—	—	6,150	Within two years following the third year after the date of grant (March 8, 2002)	267	215
Kim Young Jin	—	March 8, 2002	"	Common stock	790	—	—	790	"	"	"
Kim Sin Bae	Registered officer	March 8, 2002	"	Common stock	1,650	—	—	1,650	"	"	"
Ha Sung Min	Registered officer	March 8, 2002	"	Common stock	690	—	—	690	"	"	"
Lee Sang Jin	Registered officer	March 8, 2002	"	Common stock	1,000	—	—	1,000	"	"	"
Kim Dae Sik	Registered officer	March 8, 2002	"	Common stock	1,000	—	—	1,000	"	"	"
Nam Sang Ku	Registered officer	March 8, 2002	"	Common stock	1,000	—	—	1,000	"	"	"
Sung Ki Jung	—	March 8, 2002	"	Common stock	1,000	—	—	1,000	"	"	"
Byon Dae Kyu	Registered officer	March 8, 2002	"	Common stock	1,000	—	—	1,000	"	"	"
Yoon Jae Seung	Registered officer	March 8, 2002	"	Common stock	1,000	—	—	1,000	"	"	"
Lee Bang Hyung	Registered officer	March 8, 2002	"	Common stock	1,620	—	—	1,620	"	"	"
Kim Dae Ki and 58 others	—	March 8, 2002	"	Common stock	48,830	—	—	48,830	"	"	"
Sub-total	—	—	—	—	65,730	—	—	65,730	—	—	—
Total	—	—	—	—	65,730	—	—	65,730	—	—	—

* The stock options granted on March 8, 2002 may be exercised between March 8, 2005 and March 7, 2007.
* The final price was calculated as of November 13, 2006.
* Although the total amount granted in or after 2001 is 109,550 shares, the outstanding number of options after deducting the number of options that have expired is 65,730 shares.

2. Affiliated Companies
(1)	Summary of Corporate Group
— Name: SK Group
(2)	Capital Investments between Affiliated Companies

(As of September 30, 2006)	* Based on common shares

	Invested companies
Investing company	SK Corporation	SK Networks	SK Telecom	SK Chemicals	SKC	SK E&C	SK Shipping	SK Securities
SK Corporation		40.64%	21.75%		44.37%		72.13%
SK Networks			1.34%			0.02%	17.71%	22.71%
SK Telecom
SK Chemicals						58.03%
SKC				3.39%			10.16%	12.41%
SK E&C
SK Shipping
SK Securities
Walkerhill
SK C&C	11.16%
SK incheon oil
Daehan City Gas
SK Telink
Busan City Gas
SK E&S
SK Communications
iHQ
WiderThan
Total affiliated
companies	11.16%	40.64%	23.09%	3.39%	44.37%	58.05%	100.00%	35.12%

	Invested companies
Investing companies	Walkerhill	SK E&S	SK Gas	SK C&C	DOPCO	Cheongju Gas	Gumi Gas	Pohang Gas
SK Corporation		51.00%			32.38%
SK Networks	9.68%			15.00%	4.61%
SK Telecom				30.00%
SK Chemicals	0.25%
SKC	7.50%
SK E&C
SK Shipping
SK Securities
Walkerhill
SK C&C
SK incheon oil					5.23%
Daehan City Gas
SK Telink
Busan City Gas
SK E&S			45.53%			100.00%	100.00%	100.00%
SK Communications
iHQ
WiderThan
Total affiliated companies	17.43%	51.00%	45.53%	45.00%	42.23%	100.00%	100.00%	100.00%

	Invested companies
Investing companies	Daehan City Gas	Daehan Engineering	SK Sci-tech	SK Capital	K-Power	SK NJC	SK Telink	Busan City Gas
SK Corporation					65.00%
SK Networks
SK Telecom				100.00%			90.77%
SK Chemicals			50.00%			60.00%
SKC
SK E&C
SK Shipping
SK Securities
Walkerhill
SK C&C
SK incheon oil
Daehan City Gas		100.00%						7.84%
SK Telink
Busan City Gas
SK E&S	40.00%							40.00%
SK Communications
iHQ
WiderThan
Total affiliated companies	40.00%	100.00%	50.00%	100.00%	65.00%	60.00%	90.77%	47.84%

	Invested companies
	Stellar	Jeonnam	Gangwon City	Iksan City	Iksan	OK Cashbag	Chungnam	SK
Investing companies	Shipping	Gas	Gas	Iksan City Gas	Energy	Service	City Gas	Wyverns
SK Corporation						89.18%
SK Networks
SK Telecom						3.86%		99.99%
SK Chemicals
SKC
SK E&C
SK Shipping	80.82%
SK Securities
Walkerhill
SK C&C
SK incheon oil
Daehan City Gas
SK Telink
Busan City Gas
SK E&S		100.00%	100.00%	100.00%	100.00%		100.00%
SK Communications
iHQ
WiderThan
Total affiliated companies	80.82%	100.00%	100.00%	100.00%	100.00%	93.04%	100.00%	99.99%

	Invested companies
Investing companies	Infosec	MRO Korea	WiderThan	SK Communications	SK Telesys	Innoace	AirCROSS
SK Corporation
SK Networks		51.00%
SK Telecom			10.10%	86.45%		14.25%	38.10%
SK Chemicals
SKC	20.63%				77.13%
SK E&C
SK Shipping
SK Securities
Walkerhill
SK C&C	48.14%
SK incheon oil
Daehan City Gas
SK Telink				1.19%
Busan City Gas
SK E&S
SK Communications
iHQ
WiderThan						7.50%	42.86%
Total affiliated companies	68.77%	51.00%	10.10%	87.64%	77.13%	21.75%	80.95%

	Invested companies
				Dongshin
Investing companies	Encar network	Global C&I	Oil chain	Pharmaceutical	Paxnet	TU Media	SK Utis	SK CTA
SK Corporation	50.00%		50.00%					50.00%
SK Networks
SK Telecom		50.00%			65.90%	29.58%
SK Chemicals				40.14%			60.00%
SKC
SK E&C
SK Shipping
SK Securities		40.00%
Walkerhill
SK C&C
SK incheon oil
Daehan City Gas
SK Telink
Busan City Gas
SK E&S
SK Communications
iHQ
WiderThan
Total affiliated companies	50.00%	90.00%	50.00%	40.14%	65.90%	29.58%	60.00%	50.00%

	Invested companies
Investing companies	Seoul Records	In2Gen	Independence	SK Petrochemical	SK Mobile Energy	SKC Media	SK Incheon Oil
SK Corporation					88.34%		90.63%
SK Networks
SK Telecom	60.00%
SK Chemicals		45.03%		100.00%
SKC					11.66%	100.00%
SK E&C
SK Shipping
SK Securities
Walkerhill
SK C&C			67.78%
Daehan City Gas
SK Telink
Busan City Gas
SK Capital
SK E&S
Jeonnam City Gas
Gangwon City Gas
WiderThan
Total affiliated companies	60.00%	45.03%	67.78%	100.00%	100.00%	100.00%	90.63%

	Invested companies
Investing companies	iHQ	YTN Media	I Film Co.	NTREEV Soft	SK I-Media
SK Corporation
SK Networks
SK Telecom	34.28%
SK Chemicals
SKC
SK E&C
SK Shipping
SK Securities
Walkerhill
SK Gas
SK C&C					40.00%
SK incheon oil
Daehan City Gas
SK Telink
Busan City Gas
SK E&S
SK Communications					60.00%
IHQ		51.42%	45.00%	51.00%
WiderThan
Total affiliated companies	34.28%	51.42%	45.005	51.00%	100.00%

VI. SHARES
1. Distribution of Shares
A. Shareholdings of Major Shareholders and other Related Parties

(As of September 30, 2006)	(Unit: share, %)

			Number of shares owned (equity rate)
			Beginning		Increase	Decrease	Ending		Cause
		Types of	Number of	Ownership	Number of	Number of	Number of	Ownership	of
Name	Relationship	shares	shares	ratio	shares	shares	shares	ratio	change
SK Corporation	Parent company	Common stock	17,663,127	21.47	—	—	17,663,127	21.75	—
SK Networks	Affiliated company	Common stock	1,085,325	1.32	—	—	1,085,325	1.34	—
Tae Won Choi	Officer of affiliated company	Common stock	100	0.00	—	—	100	0.00	—
Shin Won Choi	Officer of affiliated company	Common stock	700	0.00	—	—	700	0.00	—
Shin Bae Kim	Director	Common stock	1,270	0.00	—	—	1,270	0.00	—
Dae Kyu Byun	Director	Common stock	50	0.00	—	—	50	0.00	—
Jae Seung Yoon	Director	Common stock	200	0.00	—	—	200	0.00	—
Bang Hyung Lee	Director	Common stock	1,630	0.00	—	1,230	400	0.00	—
Sung Min Ha	Director	Common stock	738	0.00	—	—	738	0.00	—
Total		Common stock	18,753,140	22.79	—	1,230	18,751,910	23.10	—
		Preferred stock	0	0	—	—	0	0
Total			18,753,140	22.79	—	1,230	18,751,910	23.10
Largest sharedholder: SK Corporation                      Number of related parties: 8 persons

B. Shareholders with More than 5% Shareholding

(As of September 30, 2006)	(Unit: share, %)

		Common share		Preferred share		Sub-total
		Number of	Ownership	Number of	Ownership	Number of	Ownership
Rank	Name (title)	shares	ratio	shares	ratio	shares	ratio
1	Citibank ADR	22,330,137	27.50	—	—	22,330,137	27.50
2	SK Corporation	17,663,127	21.75	—	—	17,663,127	21.75
3	SK Telecom	8,563,054	10.55	—	—	8,563,054	10.55
Total		48,556,318	59,80	—	—	48,556,318	59.80
C. Shareholder Distribution

(As of June 30, 2006)
	Number of		Number of
Classification	shareholders	Ratio (%)	shares	Ratio (%)	Remarks
Total minority shareholders	20,018	99.95	30,266,748	36,78	—
Minority shareholders (corporate)	953	4.75	12,596,711	15.31	—
Minority shareholders (individual)	19,065	95.19	17,670,037	21.47	—
Largest shareholder	1	0.00	17,663,127	21.47	—
Major shareholders	—	—	—	—	—
Other shareholders	8	0.03	34,346,836	41.74	—
Other shareholders (corporate)	6	0.02	10,995,387	13.36	—
Other shareholders (individual)	2	0.00	23,351,449	28.38	—
Total	20,027	100.00	82,276,711	100.00	—

2. Share Price and Trading Volume in the Last Six Months
A. Domestic Securities Market

(Unit: Won, shares)

		September
Types		2006	August 2006	July 2006	June 2006	May 2006	April 2006
Common share	Highest	205,500	202,500	205,000	234,000	237,500	225,000
	Lowest	189,000	179,000	188,500	193,000	207,500	188,500
Monthly transaction volume		4,634,645	5,158,605	3,069,172	4,301,579	3,653,171	5,258,280
B. Overseas Securities Market

New York Stock Exchange	(Unit: US$, ADR)

		September
Types		2006	August 2006	July 2006	June 2006	May 2006	April 2006
Depository receipt	Highest	24.16	22.43	23.75	26.75	27.70	26.70
	Lowest	22.20	21.14	21.87	22.54	24.91	23.31
Monthly transaction volume		15,993,800	18,427,807	15,287,500	25,627,800	23,618,694	16,620,193
VII. EMPLOYEES

(As of September 30, 2006)	(Unit: persons, in million Won)

	Number of employees
	Office					Total	Average
	managerial	Production			Average	quarterly	wage per
Classification	positions	positions	Others	Total	service year	wage	person	Remarks
Male	3,741	—	—	3,741	9.6	170,937	45.7	—
Female	534	—	—	534	8.0	20,297	38.0	—
Total	4,275	—	—	4,275	9.4	191,234	44.7	—
VIII. TRANSACTIONS WITH RELATED PARTIES
1. Transactions with the Largest Shareholder
A. Provisional Payment and Loans (including loans on marketable securities)

(Unit: in million Won)

Name		Account	Change details				Accrued
(Corporate name)	Relationship	category	Beginning	Increase	Decrease	Ending	interest	Remarks
SK Wyverns	Affiliated company	Long-term and short-term loans	5,857	—	575	5,282	356	—
B. Equity Investments

(Unit: in million Won)

Name		Details
(Corporate name)	Relationship	Types of Investment	Beginning	Increase	Decrease	Ending	Note
SLD Telecom, Pte. Ltd.	Affiliated company	Common share	93,987	97,285	—	191,272	—
SKT U.S.A. Holdings	Affiliated company	Common share	123,214	75,499	—	198,713	—
SK Mobile	Affiliated company	Common share	—	10,322	—	10,322	—
SKT-HP Fund	Affiliated company	Common share	6,415	—	6,415	—
iHQ	Affiliated company	Common share	14,440	27,352	—	41,792
Cyworld Japan Co., Ltd.	Affiliated company	Common share	1,309	1,832	—	3,141
China STC	Affiliated company	Common share	—	1,343	—	1,343
Total			239,365	213,633	6,415	446,583	—

C. Transfer of Assets

(Unit: in thousand won)
		Transfer details
					Amount
Name			Transfer	Transfer	Transfer (out)	Transfer (in)
(Corporate name)	Relationship	Objective	purpose	date	amount	amount	Remarks
EnCar Network	Affiliated company	12 vehicles	Disposition of surplus vehicles	January to June 2006	—	120,819	—

		Total			—	120,819
2.	Transactions with Shareholders (excluding the largest shareholder and others), Officers, Employees and other Interested Parties
A. Provisional Payment and Loans (including loans on marketable securities)
* Agents

(Unit: in million Won)
		Account	Change details				Accrued
Name (Corporate name)	Relationship	category	Beginning	Increase	Decrease	Ending	interest	Remarks
‘A1’ and others	Agency	Long-term and short-term loans	62,776	74,783	76,533	61,026	10	—

* Overseas investment companies

(Unit: in million Won)

Name		Account	Change details
(Corporate name)	Relationship	category	Beginning	Increase	Decrease	Ending	Accrued interest	Remarks
DSS Mobile Com. (India)	Overseas Investment company	Long-term loans	18,887	—	—	18,887	—	Payment guarantee

B.	Equity Investments

(Unit: in million Won)
			Details
Name (Corporate name)	Relationship	Types of Investment	Beginning	Increase	Decrease	Ending	Remarks
Flarion Technologies, Inc.	Affiliated party	Convertible preferred share	3,638	—	3,638	—	—

Qualcomm, Inc.	Affiliated party	Common share	—	2,756	—	2,756	—

Mobile Welcome Co.	Affiliated party	Common share	1,000	—	1,000	—	—

Cyper Casting	Affiliated party	Common share	—	141	—	141
	Total		4,638	2,897	4,638	2,897	—
IX. OTHER RELEVANT MATTERS
1. Developments in the Items mentioned in prior Reports on Important Business Matters
A. Status and Progress of Major Management Events

Date of
Disclosure in
Korea	Title	Report	Reports status
October 26, 2001	Resolution on trust agreement for the acquisition of treasury shares and others	1. Signatories: Shinhan Bank, Hana Bank, Cho Hung Bank, Korea Exchange Bank 2. Contract amount: Won 1,300 billion 3. Purpose: to increase shareholder value	1. On December 24, 2003, cash surplus amount from the existing trust agreement was partially reduced (Won 318 billion).
2. On September 24, 2004, the Board of Directors extended the term of the specified monetary trust agreement for 3 years.
3. As of March 31, 2006, the balance of specified monetary trust for treasury shares was Won 982 billion.

2.	Summary Minutes of the Shareholders’ Meeting

Date	Agenda	Resolution
Meeting of Shareholders for the year ended December 31, 2005 (March 10, 2006)	1. Approval of the financial statements for the year ended December 31, 2005
2. Amendment of the Articles of Incorporation
3. Remuneration limit for Directors
4. Election of Directors
	(Election of Independent non-executive directors as Audit Committee members)	Approved (Cash dividend, Won 8,000 per share) Approved (Addition of business objective: travel business) Approved (Won 12 billion) Approved (Kim Yong Woon and Im Hyun Jin)
3.	Contingent Liabilities

A.	Material Legal Proceedings

(1)	Action Seeking to Vacate Judgment of the Intellectual Property Tribunal Nullifying Patent Registration Related to Caller Ring Service
a)	Parties to the litigation: Park Won Sup (plaintiff) vs. the Company (defendant)

b)	Overview: Mr. Park Won Sup (the representative director of Ad Ring Systems Co., Ltd.) claimed that certain technology the Company uses to provide the caller ring service infringed upon his patent rights, and the Company sought an administrative action to nullify Mr. Park’s patent rights in the Intellectual Property Tribunal. The Tribunal upheld the nullification of Mr. Park’s patent rights and Mr. Park appealed the decision.

c)	Progress: The Patent Court dismissed plaintiff’s claim (September 2005), after which the plaintiff appealed.

d)	Impact on business: In the event that the case is decided against the Company, there is a risk of material future royalty obligations. However, given the progress of the proceedings, the estimated impact should not be large; however, the actual impact may differ depending on future events.
(2)	Actions for the Cancellation of the International Registration for Satellite Network
a) Parties to the litigation: Korea Multinet Co., Ltd. (“Korea Multinet”) vs. the Ministry of Information and Communication (“MIC”; the Company is participating in the action on behalf of MIC)
b) Overview: Korea Multinet brought an administrative action against MIC to cancel the Company’s international satellite frequency registration related to the satellite DMB business.
c) Progress: The trial court found for the defendant and the appellate court affirmed the judgment of the trial court (June 30, 2004). The plaintiff appealed and the case is currently pending at the Supreme Court.
d) Impact on business: Given the progress of the proceedings, no significant impact on the Company’s business is expected; however, the actual impact may differ depending on future events.
(3)	Actions for the Cancellation of Key Communication Business Licenses and Allotment of Satellite DMB Frequency
a) Parties to the litigation: Korea Multinet vs. MIC (the Company is participating in the action on behalf of MIC)

b) Overview: Korea Multinet brought an administrative action against MIC to cancel the Company’s key communication business licenses and the allotment of the Company’s satellite DMB frequency.
c) Progress: Trial currently in progress
d)	Impact on business: The Company plans to provide full support to MIC in the action although no significant impact to the Company’s business is expected; however, the actual impact may differ depending on future events.

SK TELECOM CO., LTD.
NON-CONSOLIDATED FINANCIAL STATEMENTS
THE NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005
AND INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

Independent Accountants’ Review Report
English Translation of a Report Originally Issued in Korean
To the Stockholders and Board of Directors of
SK Telecom Co., Ltd. :
We have reviewed the accompanying non-consolidated balance sheet of SK Telecom Co., Ltd. (the “Company”) as of September 30, 2006 and the related non-consolidated statements of income and cash flows for the three months and nine months ended September 30, 2006 and 2005, all expressed in Korean won. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our reviews.
We conducted our reviews in accordance with standards for review of interim financial statements in the Republic of Korea. Those standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and this provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.
Based on our reviews, nothing has come to our attention that causes us to believe that the financial statements referred to above are not presented fairly, in all material respects, in conformity with accounting principles generally accepted in the Republic of Korea.
We have previously audited, in accordance with auditing standards generally accepted in the Republic of Korea, the non-consolidated balance sheet of the Company as of December 31, 2005, and the related non-consolidated statements of income, appropriations of retained earnings and cash flows for the year then ended (not presented herein); and in our report dated February 3, 2006, we expressed an unqualified opinion on those non-consolidated financial statements. The accompanying balance sheet as of December 31, 2005, which is comparatively presented, does not differ in material respects from such audited non-consolidated balance sheet.

Our reviews also comprehended the translation of the Korean won amounts into U.S. dollar amounts and nothing has come to our attention that causes us to believe that such translation has not been made in conformity with the basis stated in Note 2(a). Such U.S. dollar amounts are presented solely for the convenience of readers outside of Korea.
Accounting principles and review standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting principles and review standards and their application in practice.
October 27, 2006
/s/ Deloitte Anjin LLC
Seoul, Republic of Korea

Notice to Readers
This report is effective as of October 27, 2006, the accountants’ review report date. Certain subsequent events or circumstances may have occurred between the accountants’ review report date and the time the accountants’ review report is read. Such events or circumstances could significantly affect the accompanying financial statements and may result in modification to the accountants’ review report.

SK TELECOM CO., LTD.
NON-CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30, 2006 AND DECEMBER 31, 2005
(See Independent Accountants’ Review Report)

					Translation into U.S. dollars
	Korean won				(Note 2)
	September 30,		December 31,		September 30,	December 31,
	2006		2005		2006	2005
	(In millions)				(In thousands)
ASSETS

CURRENT ASSETS :
Cash and cash equivalents (Notes 2 and 11)	~~W~~	331,520	~~W~~	151,766	$350,444	$160,429
Short-term financial instruments		121,467		73,062	128,401	77,233
Trading securities (Notes 2 and 3)		483,114		745,360	510,691	787,907
Current portion of long-term investment securities (Notes 2 and 3)		125		—	132	—
Accounts receivable — trade, net of allowance for doubtful accounts of ~~W~~108,530 million as of September 30, 2006 and ~~W~~121,319 million as of December 31, 2005 (Notes 2, 11 and 21)		1,575,379		1,607,596	1,665,305	1,699,362
Short-term loans, net of allowance for doubtful accounts of ~~W~~9,181 million at September 30, 2006 and ~~W~~648 million at December 31, 2005 (Notes 2, 5 and 21)		58,889		64,150	62,251	67,812
Accounts receivable — other, net of allowance for doubtful accounts of ~~W~~18,464 million at September 30, 2006 and ~~W~~14,246 million at December 31, 2005 (Notes 2, 11 and 21)		1,319,083		1,333,238	1,394,379	1,409,342
Inventories (Note 2)		16,891		5,986	17,855	6,328
Prepaid expenses		125,177		101,274	132,322	107,055
Current deferred income tax assets, net (Notes 2 and 16)		67,637		61,152	71,498	64,643
Currency swap (Notes 2 and 23)		4,358		—	4,607	—
Advanced payments and other		17,987		28,901	19,014	30,550

Total Current Assets		4,121,627		4,172,485	4,356,899	4,410,661

NON-CURRENT ASSETS :
Property and equipment, net (Notes 2, 6, 10, 20 and 21)		4,371,898		4,595,883	4,621,457	4,858,227
Intangible assets, net (Notes 2 and 7)		3,169,353		3,386,547	3,350,267	3,579,859
Long-term investment securities (Notes 2 and 3)		1,855,225		1,203,333	1,961,126	1,272,022
Equity securities accounted for using the equity method (Notes 2 and 4)		1,246,803		925,904	1,317,974	978,757
Long-term loans, net of allowance for doubtful accounts of ~~W~~23,720 million at September 30, 2006 and ~~W~~23,737 million at December 31, 2005 (Notes 2, 5 and 21)		12,502		14,204	13,216	15,015
Guarantee deposits, net of allowance for doubtful accounts of ~~W~~163 million as of September 30, 2006 and ~~W~~312 million at December 31, 2005 (Notes 2, 11 and 21)		117,262		122,846	123,956	129,858
Long-term deposits and other (Note 18)		109,663		100,474	115,922	106,210

Total Non-Current Assets		10,882,706		10,349,191	11,503,918	10,939,948

TOTAL ASSETS	~~W~~	15,004,333	~~W~~	14,521,676	$15,860,817	$15,350,609

(Continued)

SK TELECOM CO., LTD.
NON-CONSOLIDATED BALANCE SHEETS (CONTINUED)
SEPTEMBER 30, 2006 AND DECEMBER 31, 2005
(See Independent Accountants’ Review Report)

					Translation into U.S. dollars
	Korean won				(Note 2)
	September 30,		December 31,		September 30,	December 31,
	2006		2005		2006	2005
	(In millions)				(In thousands)
LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES :
Accounts payable (Notes 11 and 21)	~~W~~	1,044,347	~~W~~	971,558	$1,103,961	$1,027,017
Income tax payable		270,024		366,579	285,438	387,504
Accrued expenses (Notes 2 and 22)		328,269		362,178	347,007	382,852
Dividend payable		294		298	311	315
Withholdings		297,810		205,060	314,810	216,765
Current portion of long-term debt, net (Notes 2, 8 and 10)		946,823		809,490	1,000,870	855,698
Current portion of subscription deposits (Note 9)		15,769		14,875	16,669	15,724
Advanced receipts and other		24,037		17,230	25,409	18,214

Total Current Liabilities		2,927,373		2,747,268	3,094,475	2,904,089

LONG-TERM LIABILITIES :
Bonds payable, net (Notes 2 and 8)		2,094,360		2,314,208	2,213,911	2,446,309
Long-term borrowings (Note 8)		200,000		—	211,416	—
Subscription deposits (Note 9)		21,666		23,770	22,903	25,127
Long-term payables — other, net of present value discount of ~~W~~45,756 million as of September 30, 2006 and ~~W~~58,413 million as of December 31, 2005 (Note 2)		514,244		591,587	543,598	625,356
Obligations under capital lease (Notes 2 and 10)		3,397		10,204	3,591	10,786
Accrued severance indemnities, net (Notes 2 and 21)		24,847		64,029	26,265	67,684
Non-current deferred income tax liabilities, net (Notes 2 and 16)		392,128		409,715	414,512	433,103
Long-term currency swap (Notes 2 and 23)		111,980		73,450	118,372	77,643
Long-term interest rate swap (Notes 2 and 23)		2,747		—	2,904	—
Guarantee deposits received and other (Note 21)		27,181		29,565	28,733	31,252

Total Long-Term Liabilities		3,392,550		3,516,528	3,586,205	3,717,260

Total Liabilities		6,319,923		6,263,796	6,680,680	6,621,349

STOCKHOLDERS’ EQUITY :
Capital stock (Notes 1 and 12)		44,639		44,639	47,187	47,187
Capital surplus (Notes 2 and 12)		2,963,880		2,966,198	3,133,066	3,135,516
Retained earnings (Note 13) :
Appropriated		6,679,235		5,470,701	7,060,502	5,782,982
Before appropriations		886,220		1,799,160	936,808	1,901,860
Capital adjustments :
Treasury stock (Note 14)		(2,023,624)		(2,047,105)	(2,139,137)	(2,163,959)
Unrealized gains (losses) on valuation of long-term investment securities, net (Notes 2, 3 and 16)		89,739		(42,134)	94,862	(44,539)
Equity in capital adjustments of affiliates, net (Notes 2, 4 and 16)		64,353		77,119	68,025	81,521
Loss on valuation of currency swap, net (Notes 2, 16 and 23)		(21,287)		(14,178)	(22,502)	(14,987)
Loss on valuation of interest rate swap, net (Notes 2, 16 and 23)		(1,991)		—	(2,105)	—
Stock options (Notes 2,15 and 21)		3,246		3,480	3,431	3,679

Total Stockholders’ Equity		8,684,410		8,257,880	9,180,137	8,729,260

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	~~W~~	15,004,333	~~W~~	14,521,676	$15,860,817	$15,350,609

See accompanying notes to non-consolidated financial statements.

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF INCOME
THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005
(See Independent Accountants’ Review Report)

	Korean won								Translation into U.S. dollars (Note 2)
	2006				2005				2006		2005
	Three months		Nine months		Three months		Nine months		Three months	Nine months	Three months	Nine months
	ended September 30		ended September 30		ended September 30		ended September 30		ended September 30	ended September 30	ended September 30	ended September 30
	(In millions)								(In thousands)
OPERATING REVENUE (Notes 2 and 21)	~~W~~	2,712,531	~~W~~	7,891,177	~~W~~	2,595,485	~~W~~	7,534,571	$2,867,369	$8,341,625	$2,743,642	$7,964,663

OPERATING EXPENSES (Notes 2 and 21)
Labor cost (Note 21)		(100,339)		(320,169)		(98,112)		(295,684)	(106,067)	(338,445)	(103,712)	(312,562)
Commissions paid		(806,258)		(2,397,787)		(747,222)		(2,176,985)	(852,281)	(2,534,659)	(789,875)	(2,301,253)
Depreciation and amortization (Notes 2, 6, 7 and 10)		(383,545)		(1,057,068)		(379,392)		(1,080,445)	(405,438)	(1,117,408)	(401,049)	(1,142,119)
Network interconnection		(207,954)		(712,292)		(238,966)		(697,319)	(219,825)	(752,951)	(252,607)	(737,124)
Leased line		(99,339)		(296,950)		(98,252)		(290,309)	(105,010)	(313,901)	(103,860)	(306,881)
Advertising		(68,453)		(206,116)		(67,234)		(189,587)	(72,360)	(217,882)	(71,072)	(200,409)
Research and development (Note 2)		(51,539)		(153,294)		(51,772)		(149,236)	(54,481)	(162,044)	(54,727)	(157,755)
Rent		(47,948)		(141,588)		(43,814)		(130,897)	(50,685)	(149,670)	(46,315)	(138,369)
Frequency usage		(40,174)		(118,484)		(38,555)		(116,288)	(42,467)	(125,247)	(40,756)	(122,926)
Repair		(34,844)		(97,785)		(33,671)		(80,175)	(36,833)	(103,367)	(35,593)	(84,752)
Cost of goods sold		(11,666)		(24,286)		(4,323)		(8,678)	(12,332)	(25,672)	(4,570)	(9,173)
Other		(102,352)		(319,848)		(123,239)		(320,183)	(108,193)	(338,106)	(130,274)	(338,459)

Sub-total		(1,954,411)		(5,845,667)		(1,924,552)		(5,535,786)	(2,065,974)	(6,179,352)	(2,034,410)	(5,851,782)

OPERATING INCOME		758,120		2,045,510		670,933		1,998,785	801,395	2,162,273	709,232	2,112,881

OTHER INCOME :
Interest income (Note 3)		12,917		49,275		12,521		35,830	13,654	52,088	13,236	37,875
Dividends		4,969		20,345		5,076		21,506	5,253	21,506	5,366	22,734
Commissions (Note 21)		9,261		27,220		7,295		23,369	9,790	28,774	7,711	24,703
Equity in earnings of affiliates (Notes 2 and 4)		14,415		47,831		22,318		40,484	15,238	50,561	23,592	42,795
Foreign exchange and translation gains (Note 2)		288		2,332		861		1,384	304	2,465	910	1,463
Reversal of allowance for doubtful accounts		—		—		—		428	—	—	—	452
Gain on disposal of investment assets		2,494		4,963		176,053		177,010	2,636	5,246	186,103	187,114
Gain on disposal of property, equipment and intangible assets		302		1,056		140		744	319	1,116	148	786
Gain on transaction and valuation of currency swap (Notes 2 and 23)		4,930		4,358		1,669		4,314	5,211	4,607	1,764	4,560
Other		13,686		35,930		6,506		26,045	14,468	37,981	6,877	27,533

Sub-total		63,262		193,310		232,439		331,114	66,873	204,344	245,707	350,015

(Continued)

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF INCOME (CONTINUED)
THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005
(See Independent Accountants’ Review Report)

	Korean won								Translation into U.S. dollars (Note 2)
	2006				2005				2006		2005
	Three months		Nine months		Three months		Nine months		Three months	Nine months	Three months	Nine months
	ended September 30		ended September 30		ended September 30		ended September 30		ended September 30	ended September 30	ended September 30	ended September 30
	(In millions)								(In thousands)
OTHER EXPENSES :
Interest and discounts	~~W~~	(61,744)	~~W~~	(178,534)	~~W~~	(59,588)	~~W~~	(191,520)	$(65,268)	$(188,725)	$(62,989)	$(202,452)
Donations		(20,960)		(42,479)		(13,358)		(31,076)	(22,156)	(44,904)	(14,121)	(32,850)
Foreign exchange and translation losses (Note 2)		(1,197)		(2,637)		(344)		(1,068)	(1,265)	(2,788)	(364)	(1,129)
Loss on transaction and valuation of currency swap (Notes 2 and 23)		—		(8,553)		—		—	—	(9,041)	—	—
Equity in losses of affiliates (Notes 2 and 4)		(55,762)		(112,054)		(20,326)		(57,524)	(58,945)	(118,450)	(21,486)	(60,808)
Loss on disposal of investment assets		(489)		(3,194)		(1)		(63)	(517)	(3,376)	(1)	(67)
Loss on disposal of property, equipment and intangible assets		(1,385)		(15,019)		(498)		(3,982)	(1,464)	(15,876)	(526)	(4,209)
Special severance indemnities (Note 2)		—		(144,021)		—		—	—	(152,242)	—	—
Other		(33,910)		(81,692)		(19,666)		(57,176)	(35,846)	(86,356)	(20,789)	(60,440)

Sub-total		(175,447)		(588,183)		(113,781)		(342,409)	(185,461)	(621,758)	(120,276)	(361,955)

ORDINARY INCOME		645,935		1,650,637		789,591		1,987,490	682,807	1,744,859	834,663	2,100,941

INCOME BEFORE INCOME TAXES		645,935		1,650,637		789,591		1,987,490	682,807	1,744,859	834,663	2,100,941

PROVISION FOR INCOME TAXES (Notes 2 and 16)		(189,133)		(483,337)		(201,713)		(564,085)	(199,930)	(510,927)	(213,227)	(596,285)

NET INCOME	~~W~~	456,802	~~W~~	1,167,300	~~W~~	587,878	~~W~~	1,423,405	$482,877	$1,233,932	$621,436	$1,504,656

NET INCOME PER SHARE (In Korean won and U.S. dollars) (Note 17)	~~W~~	6,231	~~W~~	15,875	~~W~~	7,986	~~W~~	19,336	$6,587	$16,781	$8,442	$20,440

DILUTED NET INCOME PER SHARE (In Korean won and U.S. dollars) (Note 17)	~~W~~	6,135	~~W~~	15,641	~~W~~	7,849	~~W~~	19,024	$6,485	$16,534	$8,297	$20,110

See accompanying notes to non-consolidated financial statements.

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF CASH FLOWS
THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005
(See Independent Accountants’ Review Report)

	Korean won								Translation into U.S. dollars (Note 2)
	2006				2005				2006		2005
	Three months		Nine months		Three months		Nine months		Three months	Nine months	Three months	Nine months
	ended September 30		ended September 30		ended September 30		ended September 30		ended September 30	ended September 30	ended September 30	ended September 30
	(In millions)								(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES :

Net income	~~W~~	456,802	~~W~~	1,167,300	~~W~~	587,878	~~W~~	1,423,405	$482,877	$1,233,932	$621,436	$1,504,656

Expenses not involving cash payments :
Provision for severance indemnities		6,866		33,710		10,563		29,137	7,258	35,634	11,166	30,800
Depreciation and amortization		416,780		1,155,994		409,075		1,168,603	440,571	1,221,981	432,426	1,235,310
Allowance for doubtful accounts		17,897		47,479		31,906		66,781	18,919	50,189	33,727	70,593
Foreign translation loss		712		1,237		—		63	753	1,308	—	67
Loss on transaction and valuation of currency swap		—		8,553		—		—	—	9,041	—	—
Equity in losses of affiliates		55,762		112,054		20,326		57,524	58,945	118,450	21,486	60,808
Loss on disposal of investment assets		489		3,194		1		63	517	3,376	1	67
Loss on disposal of property, equipment and intangible assets		1,385		15,019		498		3,982	1,464	15,876	526	4,209
Amortization of discounts on bonds and other		12,082		36,513		12,128		37,095	12,771	38,598	12,821	39,212

Sub-total		511,973		1,413,753		484,497		1,363,248	541,198	1,494,453	512,153	1,441,066

Income not involving cash receipts :
Foreign translation gain		(93)		(312)		(93)		(96)	(98)	(330)	(98)	(101)
Reversal of allowance for doubtful accounts		—		—		—		(428)	—	—	—	(452)
Equity in earnings of affiliates		(14,415)		(47,831)		(22,318)		(40,484)	(15,238)	(50,561)	(23,592)	(42,795)
Gain on disposal of investment assets		(2,494)		(4,963)		(176,053)		(177,010)	(2,636)	(5,246)	(186,103)	(187,114)
Gain on disposal of property, equipment and intangible assets		(302)		(1,056)		(140)		(744)	(319)	(1,116)	(148)	(786)
Gain on transaction and valuation of currency swap		(4,929)		(4,358)		(1,668)		(4,314)	(5,210)	(4,607)	(1,763)	(4,562)
Other		—		(1,532)		—		—	—	(1,620)	—	—

Sub-total		(22,233)		(60,052)		(200,272)		(223,076)	(23,501)	(63,480)	(211,704)	(235,810)

(Continued)

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005
(See Independent Accountants’ Review Report)

	Korean won				Translation into U.S. dollars (Note 2)
	2006		2005		2006		2005
	Three months	Nine months	Three months	Nine months	Three months	Nine months	Three months	Nine months
	ended September 30	ended September 30	ended September 30	ended September 30	ended September 30	ended September 30	ended September 30	ended September 30
	(In millions)				(In thousands)
Changes in assets and liabilities related to operating activities :
Accounts receivable — trade	(~~W~~74,179)	(~~W~~3,275)	(~~W~~22,864)	(~~W~~75,558)	($78,413)	($3,462)	($24,169)	($79,871)
Accounts receivable — other	(12,775)	9,315	(79,074)	(39,107)	(13,504)	9,847	(83,588)	(41,339)
Inventories	(8,944)	(10,425)	(2,512)	(3,030)	(9,455)	(11,020)	(2,655)	(3,203)
Prepaid expenses	19,361	48,332	3,885	6,529	20,466	51,091	4,107	6,902
Advanced payments and other	1,507	10,895	(2,528)	(25,508)	1,593	11,517	(2,672)	(26,964)
Accounts payable	129,442	73,094	36,047	(380,162)	136,831	77,266	38,105	(401,863)
Income taxes payable	(61,051)	(107,008)	(88,650)	(25,216)	(64,536)	(113,116)	(93,710)	(26,655)
Accrued expenses	(127,816)	(33,909)	58,058	114,689	(135,112)	(35,845)	61,372	121,236
Withholdings	3,392	92,750	(5,955)	54,288	3,586	98,044	(6,295)	57,387
Current portion of subscription deposits	314	893	371	1,202	332	944	392	1,271
Advance receipts and other	4,044	6,989	(28,004)	(16,757)	4,275	7,388	(29,603)	(17,714)
Deferred income taxes	(25,021)	(60,630)	(16,028)	4,347	(26,449)	(64,091)	(16,943)	4,595
Severance indemnity payments	(869)	(257,989)	(3,402)	(17,937)	(919)	(272,716)	(3,596)	(18,961)
Deposits for group severance indemnities and other deposits	41	183,685	1,998	9,624	43	194,171	2,112	10,173
Dividends received from affiliate	—	1,318	—	600	—	1,393	—	634

Sub-total	(152,554)	(45,965)	(148,658)	(391,996)	(161,262)	(48,589)	(157,143)	(414,372)

Net Cash Provided by Operating Activities	793,988	2,475,036	723,445	2,171,581	839,312	2,616,316	764,742	2,295,540

(Continued)

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005
(See Independent Accountants’ Review Report)

	Korean won								Translation into U.S. dollars (Note 2)
	2006				2005				2006		2005
	Three months		Nine months		Three months		Nine months		Three months	Nine months	Three months	Nine months
	ended September 30		ended September 30		ended September 30		ended September 30		ended September 30	ended September 30	ended September 30	ended September 30
	(In millions)								(In thousands)
CASH FLOWS FROM INVESTING ACTIVITIES :
Cash inflows from investing activities :
Decrease in short-term financial instruments, net	~~W~~	62,298	~~W~~	—	~~W~~	—	~~W~~	—	$65,854	$—	$—	$—
Decrease in trading securities, net		440,219		262,246		—		— #	465,348	277,216	—	—
Decrease in current portion of long-term investment securities		—		—		—		3,600	—	—	—	3,805
Collection of short-term loans		21,584		80,292		20,009		51,495	22,816	84,875	21,151	54,434
Proceeds from sales of long-term investment securities		190,876		304,621		2,271		3,985	201,772	322,010	2,401	4,212
Proceeds from sales of equity securities accounted for using the equity method		—		5,079		290,979		290,979	—	5,369	307,589	307,589
Decrease in guarantee deposits		4,227		24,526		7,194		125,021	4,468	25,926	7,605	132,158
Decrease in other non-current assets		1,195		9,970		10,729		26,944	1,263	10,539	11,341	28,483
Proceeds from disposal of property and equipment		469		2,283		488		18,948	496	2,413	516	20,030
Proceeds from disposal of intangible assets		68		124		—		53	72	131	—	56

Sub-total		720,936		689,141		331,670		521,025	762,089	728,479	350,603	550,767

Cash outflows for investing activities :
Increase in short-term financial instruments, net		—		(48,405)		(7,339)		(24,942)	—	(51,168)	(7,758)	(26,366)
Increase in trading securities, net		—		—		(10,030)		(34,976)	—	—	(10,603)	(36,973)
Extension of short-term loans		(22,022)		(73,942)		(8,172)		(52,136)	(23,279)	(78,163)	(8,638)	(55,112)
Acquisition of long-term investment securities		(957,200)		(960,250)		—		(12,615)	(1,011,839)	(1,015,063)	—	(13,335)
Acquisition of equity securities accounted for using the equity method		(67,746)		(213,634)		(101,425)		(208,569)	(71,613)	(225,829)	(107,215)	(220,475)
Extension of long-term loans		(4,917)		(7,902)		(852)		(2,397)	(5,198)	(8,353)	(901)	(2,534)
Increase in guarantee deposits and other non-current assets		(17,789)		(110,129)		(25,676)		(66,908)	(18,805)	(116,415)	(27,142)	(70,726)
Acquisition of property and equipment		(283,309)		(714,441)		(412,654)		(777,921)	(299,481)	(755,223)	(436,209)	(822,327)
Acquisition of intangible assets		(10,165)		(15,815)		(12,670)		(136,690)	(10,745)	(16,718)	(13,393)	(144,493)

Sub-total		(1,363,148)		(2,144,518)		(578,818)		(1,317,154)	(1,440,960)	(2,266,932)	(611,859)	(1,392,341)

Net Cash Used in Investing Activities		(642,212)		(1,455,377)		(247,148)		(796,129)	(678,871)	(1,538,453)	(261,256)	(841,574)

(Continued)

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005
(See Independent Accountants’ Review Report)

	Korean won								Translation into U.S. dollars (Note 2)
	2006				2005				2006		2005
	Three months		Nine months		Three months		Nine months		Three months	Nine months	Three months	Nine months
	ended September 30		ended September 30		ended September 30		ended September 30		ended September 30	ended September 30	ended September 30	ended September 30
	(In millions)								(In thousands)
CASH FLOWS FROM FINANCING ACTIVITIES :
Cash inflows from financing activities :
Issuance of bonds	~~W~~	197,362	~~W~~	197,362	~~W~~	—	~~W~~	193,683	$208,628	$208,628	$—	$204,739
Proceeds from long-term borrowings		—		200,000		—		—	—	211,416	—	—
Increase in guarantee deposits received and other		65		1,241		1,706		22,257	69	1,312	1,803	23,527

Sub-total		197,427		398,603		1,706		215,940	208,697	421,356	1,803	228,266

Cash outflows for financing activities :
Repayment of short-term borrowings		—		—		(300,000)		(200,000)	—	—	(317,125)	(211,416)
Repayment of current portion of long-term debt		(3,400)		(10,889)		—		(500,000)	(3,594)	(11,511)	—	(528,541)
Repayment of bonds		(350,000)		(350,000)					(369,979)	(369,979)	—	—
Payment of dividends		(73,879)		(662,815)		(73,623)		(758,153)	(78,096)	(700,650)	(77,826)	(801,430)
Decrease in facility deposits		(692)		(2,103)		(1,100)		(6,838)	(732)	(2,223)	(1,163)	(7,228)
Acquisition of treasury stock		(209,077)		(209,077)		—		—	(221,012)	(221,012)	—	—
Other		(1,762)		(3,624)		(550)		(17,127)	(1,863)	(3,829)	(581)	(18,105)

Sub-total		(638,810)		(1,238,508)		(375,273)		(1,482,118)	(675,276)	(1,309,204)	(396,695)	(1,566,720)

Net Cash Used in Financing Activities		(441,383)		(839,905)		(373,567)		(1,266,178)	(466,579)	(887,848)	(394,892)	(1,338,454)

NET INCREASE IN CASH AND CASH EQUIVALENTS		(289,607)		179,754		102,730		109,274	(306,138)	190,015	108,594	115,512

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD		621,127		151,766		119,510		112,966	656,582	160,429	126,332	119,414

CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	~~W~~	331,520	~~W~~	331,520	~~W~~	222,240	~~W~~	222,240	$350,444	$350,444	$234,926	$234,926

See accompanying notes to non-consolidated financial statements.

SK TELECOM CO., LTD.
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005
1.	GENERAL
SK Telecom Co., Ltd. (the “Company”) was incorporated in March 1984 under the laws of the Republic of Korea to engage in providing nationwide cellular telephone communication services in the Republic of Korea. The Company mainly provides wireless telecommunications in the Republic of Korea and recently acquired foreign wireless telecommunications operations in Vietnam, Mongolia and the United States of America. The Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange (formerly “Korea Stock Exchange”) and the New York and London Stock Exchanges, respectively. As of September 30, 2006, the Company’s total issued shares are held by the following:

		Percentage of
	Number of shares	total shares issued (%)
SK Group	18,748,522	23.09
POSCO Corp.	2,341,569	2.88
Institutional investors and other minority shareholders	51,540,566	63.48
Treasury stock	8,563,054	10.55

	81,193,711	100.00

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the Republic of Korea, using the same accounting policies which were adopted in preparing the annual financial statements. Significant accounting policies followed in preparing the accompanying financial statements are summarized as follows:
a.  Basis of Presentation
The Company’s statutory financial statements have been prepared in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea (“Korean GAAP”). Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with accounting principles generally accepted in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English with certain expanded descriptions from the Korean language financial statements. Certain information included in the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations or cash flows, is not presented in the accompanying financial statements.
The official accounting records of the Company are maintained and expressed in Korean won, the currency of the country in which the Company is incorporated and operates. The translation of Korean won amounts into U.S. dollar amounts is included solely for the convenience of readers outside of the Republic of Korea and has been made at the rate of ~~W~~ 946.00 to US$1, the Noon Buying Rate in the City of New York for cable transfers in Korean won as certified for customs purposes by the Federal Reserve Bank of New York on the last business day of the nine months ended September 30, 2006. Such translations into U.S. dollars should not be construed as representations that the Korean won amounts could be converted into U.S. dollars at that or any other rate.

b.	Adoptions of New Statements of Korea Accounting Standards (“SKAS”)
On January 1, 2006, the Company adopted SKAS No. 18 through No. 20, which are effective from the fiscal year beginning after December 31, 2005. Such adoption of SKASs did not have an effect on the non-consolidated financial position of the Company as of September 30, 2006 or the non-consolidated ordinary income and net income of the Company for the three months and nine months ended September 30, 2006.
c.	Cash Equivalents
Cash equivalents are highly liquid investments and short term financial instruments, which are readily convertible without significant transaction cost, do not have significant risk of changes in interest rates, and with original maturities of three months or less.
d.	Allowance for Doubtful Accounts
Allowance for doubtful accounts is provided based on the estimated collectibility of individual accounts and historical bad debt experience.
e.	Inventories
Inventories, which consist mainly of replacement units for wireless telecommunication facilities and supplies for sales promotion, are stated at the lower of cost or market value, with cost determined using the moving average method. The Company maintains perpetual inventory systems, which are adjusted to physical inventory counts performed at fiscal year end. When the market value of inventories is less than the acquisition cost, the carrying amount is reduced to the market value and any difference is charged to current operations as operating expenses. There was no such loss for the three months and nine months ended September 30, 2006 and 2005.
f.	Securities (Excluding securities accounted for using the equity method of accounting)
Debt and equity securities are initially recorded at their acquisition costs (fair value of considerations paid) including incidental cost incurred in connection with acquisition of the related securities and classified into trading, available-for-sale and held-to-maturity securities depending on the acquisition purpose and nature .
Trading securities are stated at fair value with gains or losses on valuation reflected in current operations.
Securities classified as available-for-sale are reported at fair value. Unrealized gains or losses on valuation of available-for-sale securities are included in capital adjustments and the unrealized gains or losses are reflected in net income when the securities are sold or if impairment is other than temporary. Equity securities are stated at acquisition cost if fair value cannot be reliably measured. If the declines in the fair value of individual available-for-sale securities below their acquisition or amortized cost are other than temporary and there is objective evidence of impairment, write-downs of the individual securities are recorded to reduce the carrying value to their fair value. The related write-downs are recorded in current operations as a loss on impairment of investment securities.
Held-to-maturity securities are presented at acquisition cost after premiums or discounts are amortized or accreted, respectively. The Company recognizes write-downs resulting from other-than-temporary declines in the fair value below its book value on the balance sheet date if there is objective evidence of impairment. The related write-downs are recorded in current operations as a loss on impairment of investment securities.
Trading securities are presented in the current asset section of the balance sheet, and available-for-sales and held-to-maturity securities are presented in the current asset section of the balance sheet if their maturities are within one year; otherwise such securities are recorded in the non-current section of the balance sheet.

g.	Equity Securities Accounted for Using the Equity Method
Investment securities of affiliated companies, in which the Company has the ability to exercise significant influence, are carried using the equity method of accounting, whereby the Company’s initial investment is recorded at cost and the carrying value is subsequently increased or decreased to reflect the Company’s portion of stockholders’ equity of the investee. Differences between the purchase cost and the acquisition date net asset fair value of the investee are amortized over 5 to 20 years using the straight-line method. When applying the equity method of accounting, unrealized inter-company gains and losses are eliminated (See Note 4). In addition, the Company provides for additional losses for those investments accounted for using the equity method that are reduced to zero to the extent that the Company has other investment assets related to the equity method investees.
When the Company’s share of equity interest in the equity method investees increases as a result of capital transactions of the investees with (or without) consideration, the increase in the Company’s proportionate shares in the investees are treated as goodwill or negative goodwill and when the Company’s share of equity interest in the equity method investees decreases as a result of capital transactions of the investees with (or without) consideration, the decrease in the Company’s proportionate shares in the investees are accounted for as gain or loss on disposal. However, if equity method investees are subsidiaries, such differences in the Company’s proportionate shares in the investees are accounted for as capital adjustments of affiliates in the Company’s shareholders’ equity.
In translating the foreign currency forward statements of the Company’s investees operating overseas, the Company applies (a) the foreign exchange rate at the balance sheet date to the investee’s balance sheet items (except historical rates applied for shareholders’ equity), and (b) the average foreign exchange rate for the current period for income statements items. After translating the balance sheet and income statements items as noted above, the Company’s portion of the amount after deducting the translated total liabilities from translated total assets and equity is recorded as capital adjustment of affiliates in the Company’s shareholders’ equity.
h.	Property and Equipment
Property and equipment are stated at cost. Major renewals and betterments, which prolong the useful life or enhance the value of assets, are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.
Depreciation is computed using the declining balance method (except for buildings and structures acquired on or after January 1, 1995 which are depreciated using the straight-line method) over the estimated useful lives (4~30 years) of the related assets (See Note 6).
Interest expense and other financing charges for borrowings related to the manufacture or construction of property and equipment are charged to current operations as incurred.

i.	Intangible Assets
Intangible assets are recorded at cost, less amortization computed using the straight-line method over 5 to 20 years. The amortization for the nine months ended September 30, 2006 and 2005 were ~~W~~260,627 million and ~~W~~245,212 million, respectively, and for the three months ended September 30, 2006 and 2005 were ~~W~~89,367 million and ~~W~~81,639 million, respectively.
With its application for a license to provide IMT 2000 service, the Company has a commitment to pay ~~W~~1,300,000 million to the Ministry of Information Communication (“MIC”). ~~W~~650,000 million was paid in March 2001 by SK IMT Co., Ltd. (a former subsidiary of the Company), which was merged into the Company on May 1, 2003, and the remainder is required to be paid over 10 years with an annual interest rate equal to the 3-year-maturity government bond rate minus 0.75% (4.08% as of September 30, 2006). The future payment obligations are ~~W~~90,000 million (related present value discount: ~~W~~1,206 million) in 2007, ~~W~~110,000 million in 2008, ~~W~~130,000 million in 2009, ~~W~~150,000 million in 2010 and ~~W~~170,000 million in 2011. On December 4, 2001, SK IMT Co., Ltd. received the IMT 2000 license from MIC, and recorded the total license cost as an intangible asset. As a result of the merger with SK IMT Co., Ltd., the Company acquired such IMT license of ~~W~~1,259,253 million and assumed the related long-term payable with a principal amount of ~~W~~650,000 million on May 1, 2003 (the date of merger). Amortization of the IMT license commenced when the Company started its commercial IMT 2000 service in December 2003, using the straight-line method over the estimated useful life of the IMT license which expires in December 2016. As of September 30, 2006, the present value discount related to the current portion and long-term portion of payments to be made to MIC totaled ~~W~~1,206 million and ~~W~~45,756 million, respectively.
j.	Convertible Bonds
The proceeds from issuance of convertible bonds are allocated between the conversion rights and the debt issued; and the portion allocable to the conversion rights is accounted for as capital surplus with a corresponding conversion right adjustment deducted from the related bonds. Such conversion right adjustment is amortized to interest expense using the effective interest rate method over the redemption period of the convertible bonds. The portion allocable to the conversion rights is measured by deducting the present value of the debt at time of issuance from the gross proceeds from issuance of convertible bonds, with the present value of the debt being computed by discounting the expected future cash flows (including call premium, if any) using the effective interest rate applied to ordinary or straight debt of the Company at the issue date.
k.	Discounts on Bonds
Discounts on bonds are amortized to interest expense using the effective interest rate method over the redemption period of the bonds.
l.	Valuation of Long-term Payables
Long-term payables resulting from long-term installment transactions are stated at the present value of the expected future cash flows. Imputed interest amounts are recorded in present value discount accounts, which are deducted directly from the related nominal payable balances. Such imputed interest is included in operations using the effective interest rate method over the redemption period.
m.	Provisions, Contingent Liabilities and Contingent Assets
The Company recognizes a provision when i) it has a present obligation as a result of a past event, ii) it is probable that a disbursement of economic resources will be required to settle the obligation, and iii) a reliable estimate can be made of the amount of the obligation (See Note 22).

The Company does not recognize the following contingent obligations as liabilities:
—	Possible obligations related to past events, for which the existence of a liability can only be confirmed upon occurrence of uncertain future event or events outside the control of the Company.

—	Present obligations arising out of past events or transactions, for which i) a disbursement of economic resources to fulfill such obligations is not probable or ii) a disbursement of economic resources is probable, but the related amount cannot be reasonably estimated.
In addition, the Company does not recognize potential assets related to past events or transactions, for which the existence of an asset or future benefit can only be confirmed upon occurrence of uncertain future event or events outside the control of the Company.
n.	Accrued Severance Indemnities
In accordance with the Company’s policy, all employees with more than one year of service are entitled to receive severance indemnities upon termination of their employment based on length of service and rate of pay. Accruals for severance indemnities are recorded to approximate the amount required to be paid if all employees were to terminate at the balance sheet date.
The Company has deposits with insurance companies to fund the portion of the employees’ severance indemnities which is in excess of the tax deductible amount allowed under the Corporate Income Tax Law, in order to take advantage of the additional tax deductibility for such funding. Such deposits with outside insurance companies, where the beneficiaries are the Company’s employees, totaling ~~W~~3,418 million and ~~W~~187,103 million as of September 30, 2006 and December 31, 2005, respectively, are deducted from accrued severance indemnities.
In accordance with the Korean National Pension Fund Law, the Company transferred a portion of its accrued severance indemnities to the National Pension Fund through March 1999. Such transfers, amounting to ~~W~~54 million and ~~W~~5,172 million as of September 30, 2006 and December 31, 2005, respectively, are deducted from accrued severance indemnities.
Actual payment of severance indemnities amounted to ~~W~~257,989 million and ~~W~~17,937 million for the nine months ended September 30, 2006 and 2005, respectively, and ~~W~~869 million and ~~W~~3,402 million for the three months ended September 30, 2006 and 2005, respectively.
Effective March 31, 2006, the Company changed its policy for the severance indemnities applicable to those employees who joined the Company before or on December 31, 2002 from cumulative method, where employees are entitled to get paid more than one month of salary each year depending on the length of service, to simple multiplier method, where employees are paid one month of salary each year regardless of their service period in accordance with the resolution of the Company’s joint labor-management conference held on March 16, 2006. As a result of such policy change, the Company has decided to distribute early settlements to those eligible employees on their accumulated severance indemnities as of March 31, 2006 on a mandatory basis. In addition, the Company paid the additional bonuses of ~~W~~125,890 million for those employees who received the mandatory distribution for their early settlement as compensation for those employees. The Company recorded such compensation costs as special severance indemnities in other expenses for the nine months ended September 30, 2006. In addition, the Company executed the early retirement program and the related special bonus of ~~W~~18,131 million were paid to eligible employees and accounted for as special severance indemnities in other expenses. Such costs are recorded as other expenses for the nine months ended September 30, 2006.
o.	Accounting for Employee Stock Option Compensation Plan

The Company adopted the fair value based method of accounting for its employee stock option compensation plan (See Note 15). Under the fair value based method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period. For stock options, fair value is determined using an option-pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option, the volatility of the underlying stock, expected dividends and the current risk-free interest rate for the expected life of the option. However, as permitted under Korean GAAP, the Company excludes the volatility factor in estimating the value of its stock options granted before December 31, 2003, which results in measurement at minimum value. The total compensation cost of an option estimated at the grant date is not subsequently adjusted for changes in the price of the underlying stock or its volatility, the actual life of the option, dividends on the stock, or the risk-free interest rate. In addition, recognized compensation costs related to stock options expired due to such stock options not being exercised within the exercisable period are transferred to other capital surplus from capital adjustments (See Note 12).
p.	Accounting for Leases
Lease agreements that include a bargain purchase option, result in the transfer of ownership at the end of the lease term, have a lease term equal to 75% or more of the estimated economic life of the leased property or where the present value of minimum lease payments equals or exceeds 90% of the fair value of the leased property, are accounted for as capital leases. All other leases are accounted for as operating leases.
Assets and liabilities related to capital leases are recorded as property and equipment and obligations under capital leases, respectively, and the related interest is calculated using the effective interest rate method and charged to other expenses. For operating leases, the future minimum lease payments are expensed ratably over the lease term while contingent rentals are expensed as incurred (See Note 10).
q.	Research and Development Costs
The Company charges substantially all research and development costs to expense as incurred. The Company incurred internal research and development costs of ~~W~~153,294 million and ~~W~~149,236 million for the nine months ended September 30, 2006 and 2005, respectively, and ~~W~~51,539 million and ~~W~~51,772 million for the three months ended September 30, 2006 and 2005, respectively. In addition, external research and development costs were ~~W~~49,702 million and ~~W~~51,394 million for the nine months ended September 30, 2006 and 2005, respectively, and ~~W~~16,354 million and ~~W~~17,131 million for the three months ended September 30, 2006 and 2005, respectively.
r.	Accounting for Foreign Currency Transactions and Translation
Transactions denominated in foreign currencies are recorded in Korean won based on the prevailing rate of exchange at the dates of transactions. Monetary assets and liabilities denominated in foreign currency are translated into Korean won at the Base Rates announced by Seoul Money Brokerage Services, Ltd. on the balance sheet date, which were ~~W~~945.20 and ~~W~~1,013.00 to US$1.00 at September 30, 2006 and December 31, 2005, respectively. The resulting gains or losses arising from the translation or settlement of such assets and liabilities are included in current operations.
s.	Derivative Instruments
The Company records rights and obligations arising from derivative instruments as assets and liabilities, which are stated at fair value. The gains and losses that result from the change in the fair value of derivative instruments are reported in current earnings. However, for derivative instruments designated as hedging the exposure of variable cash flows, the effective portions of the gains or losses on the hedging instruments are recorded as a separate component of stockholders’ equity and credited/charged to operations at the time the hedged transactions affect earnings, and the ineffective portions of the gains or losses are credited/charged immediately to operations.
t.	Revenue Recognitions

Operating revenue is recognized when cellular telephone communication services are provided.
u.	Income Tax
Income tax expense is determined by adding or deducting the total income tax and surtaxes to be paid for the current period and the changes in deferred income tax assets and liabilities.
Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profits. Deferred tax liabilities are generally recognized for all taxable temporary differences with some exceptions and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which the deductible temporary differences can be utilized. The carrying amount of deferred tax assets is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the assets to be recovered. Deferred income tax assets and liabilities are classified into current and non-current based on the classification of related assets or liabilities for financial reporting purposes (See Note 16).
v.	Handset Subsidiaries to Long-term Mobile Subscribers
Effective March 27, 2006, the Telecommunication Law of Korea was revised to allow wireless carriers to provide handset subsidiaries to customers who have maintained their wireless account with the same carrier for 18 months or longer. The Company commenced its handset subsidy program on the effective date of the revised Telecommunications Law and included a clause in the service contract which allows the Company to change the terms of its subsidy program, including the Company’s ability to terminate the program at any time after a thirty day notice to its customers. The Company charges such handset subsidiaries to commissions paid as the related payments are made.
w.	Reclassifications
Certain reclassifications have been made in prior period’s financial statements to conform to classifications used in the current period. Such reclassifications did not have an effect on the previously reported net assets as of December 31, 2005 and ordinary income and net income for the three months and nine months ended September 30, 2005.
3. INVESTMENT SECURITIES
a. Trading Securities
Trading securities as of September 30, 2006 and December 31, 2005 are as follows (In millions of Korean won):

							December 31, 2005
	September 30, 2006						Fair value and
	Acquisition cost		Fair value		Carrying amount		carrying amount
Beneficiary certificates	~~W~~	483,114	~~W~~	483,114	~~W~~	483,114	~~W~~	745,360

b. Long-term Investment Securities
Long-term investment securities as of September 30, 2006 and December 31, 2005 are as follows (In millions of Korean won):

	September 30, 2006		December 31, 2005
Available-for-sale equity securities	~~W~~	841,446	~~W~~	907,069
Available-for-sale debt securities		1,013,904		296,264

Total		1,855,350		1,203,333
Less : current portion		(125)		—

Long-term portion	~~W~~	1,855,225	~~W~~	1,203,333

b-(1). Available-for-sale Equity Securities
Available-for-sale equity securities as of September 30, 2006 and December 31, 2005 are as follows (In millions of Korean won):

	Number of	Percentage	Acquisition
	shares at	(%) at	cost at		Fair value at			Carrying amount
	September	September	September		September			September		December
	30, 2006	30, 2006	30, 2006		30, 2006			30, 2006		30, 2006
(Investments in listed companies)
Digital Chosunilbo Co., Ltd.	2,890,630	7.8	~~W~~	5,781	~~W~~	4,437		~~W~~	4,437	~~W~~	5,796
hanarotelecom incorporated.	11,045,000	4.8		121,677		77,204			77,204		56,440
KRTnet Corporation (Formerly Korea Radio Wave Basestation Management)	234,150	4.4		1,171		2,365			2,365		2,646
POSCO	2,481,310	2.8		332,662		607,921			607,921		501,225
Comas Interactive Co., Ltd. (Formerly INNOTG Co., Ltd.)	59,473	0.4		1,695		70			70		83
eXtended Computing Environment Co., Ltd.	133,333	3.3		10		917	(Note a)		917		10

Sub-total				462,996		692,914			692,914		566,200

(Investments in non-listed companies)
LG Powercomm Co., Ltd. (Formerly Powercomm Co., Ltd.)	7,500,000	5.0	~~W~~	240,243	~~W~~	77,130	(Note b)	~~W~~	77,130	~~W~~	77,130
Japan MBCO	54,000	7.3		27,332	(Note c)				27,332		27,332
Eonex Technologies Inc.	144,000	12.6		3,600	(Note c)				4,593		4,593
The Korea Economic Daily	2,585,069	13.8		13,964	(Note c)				13,964		13,964
Others				119,313	(Notes c and d)				22,075		22,815

Sub-total				404,452					145,094		145,834

(Investments in funds)
Korea IT Fund				—	(Note e)				—		190,000
Others				3,438	(Note c)				3,438		5,035

Sub-total				3,438					3,438		195,035

Total			~~W~~	870,886				~~W~~	841,446	~~W~~	907,069

(Note a)	Common stocks of extended Computing Environment Co., Ltd. were listed on the Korea Securities Dealers Automated Quotation during the three months ended September 30, 2006.

(Note b)	The Company recorded its investments in common stock of LG Powercomm Co., Ltd. at its fair value, which was estimated by an outside professional valuation company using the present value of expected future cash flows and the unrealized loss on valuation of investments amounting to ~~W~~118,257 million (net of tax effect of ~~W~~44,856 million) as of December 31, 2005 was recorded as a capital adjustment. Based on the opinion of the outside professional valuation company, there was no significant change in LG Powercomm Co., Ltd.’s operation and financial results, which have an effect on the fair value of the common stocks, for the nine months ended September 30, 2006. No additional unrealized loss or recovery on valuation of such investments was recorded accordingly.

(Note c)	As a reasonable estimate of fair value could not be made, the investment is stated at acquisition cost. The investment in common stock of Eonex Technologies Inc. was reclassified to available-for-sale securities from equity securities accounted for using the equity method during 2003, as the Company’s ownership in such investees decreased to less than 20% and the Company no longer exercises significant influence. Such securities were transferred to available-for-sale securities at the carrying amount valued using the equity method of accounting prior to the reclassification.

(Note d)	Due to the impairment of the Company’s investments in common stock of TeleMerc.com, the Company recorded impairment loss on such investments of ~~W~~1,793 million in the 4th quarter of 2005.

(Note e)	The investment in Korea IT Fund was reclassified to equity securities accounted for using the equity method during the nine months ended September 30, 2006 as the Company has the ability to exercise significant influence on the investee.
b-(2). Available-for-sale Debt Securities
Available-for-sale debt securities as of September 30, 2006 and December 31, 2005 are as follows (In millions of Korean won):

		Acquisition cost		Carrying amount
		as of September		September 30,		December 31,
	Maturity	30, 2006		2006		2005
Public bonds	(Note a)	~~W~~	1,888	~~W~~	1,888	~~W~~	1,590
Currency stabilization bonds	(Note b)		—		—		294,674
Convertible bonds of Real Telecom Co., Ltd. (Note c)	March, 2007		10,656		—		—
Convertible bonds of China Unicom Ltd. (Note d)	July, 2009		957,055		1,012,016		—

Total			969,599		1,013,904		296,264
Less current portion			(125)		(125)		—

Long-term available-for-sale debt securities		~~W~~	969,474	~~W~~	1,013,779	~~W~~	296,264

The interest income incurred from available-for-sale debt securities for the nine months ended September 30, 2006 and 2005 were ~~W~~6,904 million and ~~W~~ 645 million, respectively, and for the three months ended September 30, 2006 and 2005 were ~~W~~ 18 million and ~~W~~ 15 million, respectively.

(Note a)	The maturities of public bonds as of September 30, 2006 and December 31, 2005 are as follows (In millions of Korean won):

Maturity	September 30, 2006		December 31, 2005
Within one year	~~W~~	125	~~W~~	—
After one year but within five years		1,763		1,229
After five years but within ten years		—		361

	~~W~~	1,888	~~W~~	1,590

(Note b)	The maturities of currency stabilization bonds as of September 30, 2006 and December 31, 2005 are as follows (In millions of Korean won):

Maturity	September 30, 2006		December 31, 2005
After one year but wthin five years	~~W~~	—	~~W~~	294,674

(Note c)	The convertible bonds of Real Telecom Corp. with a principal amount of ~~W~~10,656 million can be converted into 371,018 shares of common stock of Real Telecom Corp. at ~~W~~28,721 per share during the period from September 29, 2004 to March 28, 2007. Due to the impairment of such bonds, the Company recorded an impairment loss of ~~W~~10,656 million prior to December 31, 2004.

(Note d)	On July 5, 2006, the Company purchased zero coupon convertible bonds of China Unicom Ltd. with maturity of three years and principal amount of US$1,000,000,000 for US$1,000,000,000. Such convertible bonds have initial conversion price of US$1.111426 per share of common stock of China Unicom Ltd. The bond holders may redeem their notes at 102.82% of the principal amount on July 5, 2008 (2 years from the issuance date). The conversion right may be exercised during the period from July 5, 2007 to June 29, 2009 and the number of common shares to be converted as of September 30, 2006 is 899,745,075 shares. Unless either previously redeemed or converted, the notes are redeemable at 104.26% of the principal amount at maturity. The Company recorded the convertible bonds of China Unicom Ltd. at its fair value, which was estimated by an outside professional valuation company using Cox, Ross & Rubinstein Model (1979) and discount rate of 5.9138%.

b-(3). Changes in Unrealized Gains (Losses) on Investments in Common Stock
The changes in unrealized gains (losses) on investments in available-for-sales securities for the nine months ended September 30, 2006 and 2005 are as follows (In millions of Korean won):

	For the nine months ended September 30, 2006
					Transferred
					to
	Beginning		Increase/		realized		Ending
	balance		(decrease)		gain (loss)		balance
Available-for-sales equity securities:
Digital Chosunilbo Co., Ltd.	~~W~~	14	~~W~~	(1,358)	~~W~~	—	~~W~~	(1,344)
hanarotelecom incorporated		(65,237)		20,764		—		(44,473)
KRTnet Corporation		1,475		(281)		—		1,194
POSCO		168,563		106,696		—		275,259
Comas Interactive Co., Ltd.		(1,611)		(13)		—		(1,624)
eXtended Computing Environment Co., Ltd.		—		907		—		907
LG Powercomm Co., Ltd.		(163,113)		—		—		(163,113)
Eonex Technologies Inc.		2,011		—		—		2,011
Currency stabilization bonds		(218)		895		(677)		—
Convertible bonds of China Unicom Ltd.		—		54,961		—		54,961

Sub-total		(58,116)		182,571		(677)		123,778
Less tax effect		15,982		(50,207)		186		(34,039)

Total	~~W~~	(42,134)	~~W~~	132,364	~~W~~	(491)	~~W~~	89,739

	For the nine months ended September 30, 2005
					Transferred to
	Beginning		Increase/		realized		Ending
	balance		(decrease)		gain (loss)		balance
Available-for-sales equity securities:
Digital Chosunilbo Co., Ltd.	~~W~~	(3,758)	~~W~~	1,532	~~W~~	—	~~W~~	(2,226)
hanarotelecom incorporated		(50,657)		(10,382)		—		(61,039)
KRTnet Corporation		1,007		73		—		1,080
POSCO		131,343		116,621		—		247,964
Comas Interactive Co., Ltd.		(1,543)		(100)		—		(1,643)
SINJISOFT Corporation		460		—		(460)		—
Cowon System, Inc.		—		491		—		491
LG Powercomm Co., Ltd.		(168,678)		—		—		(168,678)
Eonex Technologies Inc.		2,011		—		—		2,011
WiderThan Co., Ltd.		(27)		—		—		(27)

Sub-total		(89,842)		108,235		(460)		17,933
Less tax effect		—		(4,932)		—		(4,932)

Total	~~W~~	(89,842)	~~W~~	103,303	~~W~~	(460)	~~W~~	13,001

4. EQUITY SECURITIES ACCOUNTED FOR USING THE EQUITY METHOD
Equity securities accounted for using the equity method of accounting as of September 30, 2006 and December 31, 2005 are as follows (In millions of Korean won):

	September 30, 2006							Carrying Amount
		Ownership
	Number	percentage	Acquisition		Net asset			September		December
	of shares	(%)	cost		value			30, 2006		31,2005
Pantech Co., Ltd.	25,570,306	22.7	~~W~~	26,309	~~W~~	44,438		~~W~~	44,929	~~W~~	55,634
SK Capital Co., Ltd.	10,000,000	100.0		50,000		37,506			37,506		37,501
SK Communications Co., Ltd.	7,844,454	86.4		175,441		153,564			173,208		158,170
SK Telink Co., Ltd.	943,997	90.8		5,296		82,629			82,629		70,863
SK C&C Co., Ltd.	300,000	30.0		19,071		213,799			218,365		198,251
SK Wyverns Baseball Club Co., Ltd.	199,997	100.0		1,000		—			—		—
STIC Ventures Co., Ltd.	1,600,000	21.9		8,000		8,379			8,379		8,308
Paxnet Co., Ltd.	5,590,452	65.9		26,563		11,373			28,805		27,372
Global Credit & Information Co., Ltd.	300,000	50.0		2,410		2,649			3,245		3,276
TU Media Corp.	12,922,266	29.6		64,611		12,252			13,088		32,393
Aircross Co., Ltd.	600,000	38.1		300		966			966		970
WiderThan Co., Ltd.	2,000,000	10.1		1,000		11,503	(Note a)		11,503		12,827
IHQ, Inc.	13,000,000	34.3		41,793		14,739			40,846		13,935
Seoul Records, Inc.	9,582,321	60.0		27,874		23,345			26,403		27,242
Harex Info Tech, Inc.	225,000	21.2		3,375		1,128			2,267		2,568
SK Mobile		42.5		10,322		6,217	(Note b)		9,090		—
SLD Telecom PTE. Ltd.	180,476,700	73.3		191,273		125,778			126,168		55,358
Skytel Co., Ltd.	1,756,400	28.6		2,159		4,852			4,852		4,872
SK China Company Ltd.	28,160	20.7		3,195		1,571			485		483
SK Telecom China Co., Ltd.	6,150,000	100.0		7,340		6,564			6,564		6,927
ULand Company Ltd.	14,100,100	70.1		17,511		4,057			8,623		12,564
SK Telecom USA Holdings, Inc.	1,000	100.0		198,713		113,997	(Note c)		113,997		103,751
SK Telecom International, Inc.	1,099	100.0		17,467		24,978			24,978		25,957
SK USA, Inc.	49	49.0		3,184		3,352			3,352		3,353
Korea IT Fund		63.3		190,000		195,569	(Note d)		195,569		—
Centurion IT Investment Association		37.5		3,000		3,076			3,076		3,635
1st Music Investment Fund of SK-PVC		69.3		6,925		6,995			6,995		6,990
2nd Music Investment Fund of SK-PVC		79.3		7,925		7,966			7,966		7,966
SK-KTB Music Investment Fund		74.3		14,850		15,248			15,248		14,999
IMM Cinema Fund		48.4		12,000		11,944			11,944		11,884
SKT-HP Ventures, LLC.		—		—		—			—		5,272
Other investments in affiliates				16,257		—	(Note e)		15,757		12,583

Total			~~W~~	1,155,164				~~W~~	1,246,803	~~W~~	925,904

(Note a)	Effective January 1, 2005, the investment in common stock of WiderThan Co., Ltd. was reclassified to equity securities accounted for using the equity method. Although the Company’s ownership in WiderThan Co., Ltd. is less than 20%, the Company exercises significant influences on the selection of directors and the investee has significant transactions with the Company.

(Note b)	On March 31 2006, the Company acquired 42.5% interests of common stock of SK Mobile from Pantech Co., Ltd. and others.

(Note c)	In 2005, the Company incorporated SK Telecom USA Holdings, Inc. with an investment of US$122 million in order to invest in and manage Helio, Inc., a joint venture company in the Untied States of America, which was established in order to provide wireless telecommunication services in the United States of America. In addition, the Company invested an additional US$78.5 million in SK USA Holdings, Inc. for the nine months ended September 30, 2006 (See Note 24).

(Note d)	The investment in Korea IT Fund was reclassified to equity securities accounted for using the equity method for the nine months ended September 30, 2006 as the Company has ability to exercise significant influence on the investee.

(Note e)	As allowed under Korean GAAP, investments in equity securities of SK Telecom Europe Limited and others were not accounted for using the equity method of accounting, as changes in the Company’s portion of stockholders’ equity of such investees were not expected to be material.

Details of the changes in investments in affiliates accounted for using the equity method for the three months and nine months ended September 30, 2006 and 2005 are as follows (In millions of Korean won):

		For the nine months ended September 30, 2006
								Equity in
							Equity in	capital surplus				Other
		Beginning					earnings	and capital		Dividend		increase		Ending
		balance		Acquisition			(losses)	adjustments		received		(decrease)		balance
Pantech Co., Ltd.	(Note a)	~~W~~	55,634	~~W~~	—	~~W~~	(12,654)	~~W~~	1,949	~~W~~	—	~~W~~	—	~~W~~	44,929
SK Capital Co., Ltd.	(Note b)		37,501		—		5		—		—		—		37,506
SK Communications Co., Ltd	(Note a)		158,170		—		13,079		1,959		—		—		173,208
SK Telink Co., Ltd.	(Note a)		70,863		—		11,729		37		—		—		82,629
SK C&C Co., Ltd.	(Notes a and c)		198,251		—		17,234		3,870		(990)		—		218,365
SK Wyverns Baseball Club Co., Ltd.	(Note b)		—		—		—		—		—		—		—
STIC Ventures Co., Ltd.	(Note b)		8,308		—		71		—		—		—		8,379
Paxnet Co., Ltd.	(Note a)		27,372		—		1,178		255		—		—		28,805
Global Credit & Information Co., Ltd.	(Note b)		3,276		—		(31)		—		—		—		3,245
TU Media Corp.	(Note a)		32,393		—		(19,305)		—		—		—		13,088
Aircross Co., Ltd.	(Note b)		970		—		(4)		—		—		—		966
WiderThan Co., Ltd.	(Notes b and d)		12,827		—		(500)		(54)		—		(770)		11,503
IHQ, Inc.	(Notes a and d)		13,935		27,352		(2,332)		793		—		1,098		40,846
Seoul Records, Inc.	(Note a)		27,242		—		(839)		—		—		—		26,403
Harex Info Tech, Inc.	(Note b)		2,568		—		(301)		—		—		—		2,267
SK Mobile	(Note a)		—		10,322		(1,117)		(115)		—		—		9,090
SLD Telecom PTE Ltd.	(Note a)		55,358		97,285		(11,816)		(14,659)		—		—		126,168
Skytel Co., Ltd.	(Notes b and c)		4,872		—		111		197		(328)		—		4,852
SK China Company Ltd.	(Note b)		483		—		2		—		—		—		485
SK Telecom China Co., Ltd.	(Note a)		6,927		—		(301)		(62)		—		—		6,564
ULand Company Limited.	(Note a)		12,564		—		(4,967)		1,026		—		—		8,623
SK Telecom USA Holdings, inc.	(Note a)		103,751		75,499		(57,197)		(8,056)		—		—		113,997
SK Telecom International, Inc.	(Note a)		25,957		—		695		(1,674)		—		—		24,978
SK USA, Inc.	(Note b)		3,353		—		(75)		74		—		—		3,352
Korea IT Fund	(Notes a and e)		—		—		3,395		2,174		—		190,000		195,569
Centurion IT Investment Association	(Note b)		3,635		—		(615)		56		—		—		3,076
1st Music Investment Fund of SK-PVC	(Note b)		6,990		—		5		—		—		—		6,995
2nd Music Investment Fund of SK-PVC	(Note b)		7,966		—		—		—		—		—		7,966
SK-KTB Music Investment Fund	(Note a)		14,999		—		249		—		—		—		15,248
IMM Cinema Fund	(Note a)		11,884		—		60		—		—		—		11,944
SKT-HP Ventures, LLC	(Note f)		5,272		—		18		—		—		(5,290)		—

Total		~~W~~	913,321		210,458		(64,223)		(12,230)		(1,318)		185,038	~~W~~	1,231,046

Less six months ended June 30, 2006					145,888		(22,876)		(13,852)		(1,318)		(597)

Three months ended September 30, 2006				~~W~~	64,570	~~W~~	(41,347)	~~W~~	1,622	~~W~~	(—)	~~W~~	185,635

(Note a)	Investments were recorded using the equity method of accounting based on unaudited and unreviewed financial statements as of and for the nine months ended September 30, 2006 In order to verify the reliability of such unaudited and unreviewed financial statements, the Company has performed the following procedures and found no significant errors:
i)	obtained the signature from the chief executive officer of the equity method investee asserting that the unaudited and unreviewed financial statements are accurate

ii)	checked whether the major transactions identified by the Company, including public disclosures, were appropriately reflected in the unaudited and unreviewed financial statements

iii)	performed an analytical review on the unaudited and unreviewed financial statements

(Note b)	Investments in equity securities are carried using the equity method of accounting based on the financial statements as of December 31, 2005 as information as of September 30, 2006 was not available and the change in the Company’s portion of stockholders’ equity of the investee for the nine months ended September 30, 2006 was immaterial.

(Note c)	The Company received dividends from SK C&C Co., Ltd. and Skytel Co., Ltd. and the corresponding amount was deducted from the carrying amount of equity method securities.

(Note d)	Other increase (decrease) in investments in equity securities of WiderThan Co., Ltd. and IHQ, Inc. represent gains (losses) on disposal of investments in equity securities, which have resulted from the dilution of the Company’s ownership as a result of investees’ sale of their unissued shares to third parties.

(Note e)	Other increase in investments in Korea IT Fund is the carrying amount transferred from available-for-sale equity securities.

(Note f)	Investment was fully liquidated due to dissolution of SKT-HP Ventures, LLC for the nine months ended September 30, 2006.

		For the nine months ended September 30, 2005
								Equity in
						Equity in		capital surplus
		Beginning				earnings		and capital		Dividend		Other increase		Ending
		balance		Acquisition		(losses)		adjustments		received		(decrease)		balance
SKY Teletech Co., Ltd.		~~W~~	190,896	~~W~~	—	~~W~~	(15,338)	~~W~~	108	~~W~~	—	~~W~~	(115,478)	~~W~~	60,188
SK Capital Co., Ltd.	(Note a)		34,891		—		—		—		—		—		34,891
SK Communications Co., Ltd			143,096		—		8,494		(797)		—		—		150,793
SK Telink Co., Ltd.			56,182		—		13,228		32		—		—		69,442
SK C&C Co., Ltd.			201,353		—		13,359		16,468		(600)		—		230,580
SK Wyverns Baseball Club Co., Ltd.			—		—		(3,904)		—		—		—		—
STIC Ventures Co., Ltd.	(Note a)		7,321		—		(284)		441		—		—		7,478
Paxnet Co., Ltd.			25,244		—		1,510		—		—		—		26,754
Global Credit & Information Co., Ltd.	(Note a)		3,054		—		(31)		—		—		—		3,023
TU Media Corp.			34,607		—		(18,788)		(4)		—		—		15,815
Aircross Co., Ltd.	(Note a)		944		—		(4)		—		—		—		940
IHQ, Inc.			—		14,440		166		(10)		—		—		14,596
Seoul Records, Inc.			—		27,874		209		—		—		—		28,083
SLD Telecom PTE Ltd.			59,804		—		(5,235)		(442)		—		—		54,127
Skytel Co., Ltd.	(Note a)		3,633		—		88		(8)		—		—		3,713
SK China Company Ltd.	(Note a)		803		—		35		(8)		—		—		830
SK Telecom China Co., Ltd.	(Note a)		9,212		—		178		(178)		—		—		9,212
ULand Company Limited			—		17,511		(3,128)		2,098		—		—		16,481
SK Telecom USA Holdings, Inc.			—		123,214		(10,535)		3,235		—		—		115,914
SK Telecom International, Inc.	(Note a)		21,995		—		3,048		(62)		—		—		24,981
SK USA, Inc.	(Note a)		3,184		—		168		(297)		—		—		3,055
Centurion IT Investment Association	(Note a)		3,205		—		(277)		—		—		—		2,928
SKT-QC Wireless Development Fund	(Note a)		5,145		—		1		—		—		—		5,146
SKT-HP Ventures, LLC	(Note a)		5,284		—		—		(3)		—		—		5,281

Total		~~W~~	809,853		183,039		(17,040)		20,573		(600)		(115,478)	~~W~~	884,251

Less six months ended June 30, 2005					97,878		(19,031)		(10,158)		(600)		—

Three months ended September 30, 2005				~~W~~	85,161	~~W~~	1,991	~~W~~	30,731	~~W~~	—	~~W~~	(115,478)

(Note a)	Investments in equity securities are carried using the equity method of accounting based on the financial statements as of December 31, 2004 as information as of September 30, 2005 was not available and the change of the Company’s portion of shareholders’ equity of the investee for the nine months ended September 30, 2005 was not expected to be material.

Details of changes in the differences between the acquisition cost and net asset value of equity method investees at the acquisition date for the three months and nine months ended September 30, 2006 and 2005 are as follows (In millions of Korean won):

	For the nine months ended September 30, 2006
	Beginning						Ending
	balance		Increase		Amortization		balance
Pantech Co., Ltd.	~~W~~	793	~~W~~	—	~~W~~	(32)	~~W~~	761
SK Communications Co., Ltd.		23,814		—		(1,048)		22,766
SK C&C Co., Ltd.		4,870		—		(304)		4,566
Paxnet Co., Ltd.		18,237		—		(805)		17,432
Global Credit & Information Co., Ltd.		628		—		(31)		597
TU Media Corp.		993		—		(157)		836
IHQ, Inc.		6,267		21,948		(2,108)		26,107
Seoul Records, Inc.		3,670		—		(612)		3,058
Harex Info Tech, Inc.		1,402		—		(263)		1,139
SK Mobile		—		3,192		(319)		2,873
SLD Telecom PTE. Ltd.		406		—		(16)		390
ULand Company Ltd.		3,628		1,131		(193)		4,566

Total	~~W~~	64,708		26,271		(5,888)	~~W~~	85,091

Less six months ended June 30, 2006				4,252		(3,201)

Three months ended September 30, 2006			~~W~~	22,019	(~~W~~	2,687)

	For the nine months ended September 30, 2005
	Beginning						Ending
	balance		Increase		Amortization		balance
Pantech Co., Ltd.	~~W~~	3,287	~~W~~	(2,155)	~~W~~	(100)	~~W~~	1,032
SK Communications Co., Ltd.		24,622		—		(459)		24,163
SK C&C Co., Ltd.		5,276		—		(304)		4,972
Paxnet Co., Ltd.		19,310		—		(805)		18,505
Global Credit & Information Co., Ltd.		670		—		(31)		639
IHQ, Inc.		—		7,401		(185)		7,216
Seoul Records, Inc.		—		4,078		(51)		4,027
SLD Telecom PTE. Ltd.		428		—		(17)		411
ULand Company Ltd.		—		3,922		(245)		3,677

Total	~~W~~	53,593		13,246		(2,197)	~~W~~	64,642

Less six months ended June 30, 2005				7,401		(1,169)

Three months ended September 30, 2005			~~W~~	5,845	~~W~~	(1,028)

Details of changes in unrealized inter-company gains incurred from sales of assets for the three months and nine months ended September 30, 2006 and 2005 are as follows (In millions of Korean won):

	For the nine months ended September 30, 2006
	Beginning						Ending
Subsidiary	balance		Increase		Decrease		balance
Pantech Co., Ltd.	~~W~~	—	~~W~~	270	~~W~~	—	~~W~~	270
SK Communications Co., Ltd.		4,016		—		(894)		3,122
SK China Company Ltd.		1,086		—		—		1,086

Total	~~W~~	5,102		270		(894)	~~W~~	4,478

Less: six months ended June 30, 2006				270		(686)

Three months ended September 30, 2006			~~W~~	—	~~W~~	(208)

	For the nine months ended September 30, 2005
	Beginning						Ending
Subsidiary	balance		Increase		Decrease		balance
SK Communications Co., Ltd.	~~W~~	—	~~W~~	3,688	~~W~~	—	~~W~~	3,688
SK China Company Ltd.		1,206		—		(120)		1,086

Total	~~W~~	1,206		3,688		(120)	~~W~~	4,774

Less: six months ended June 30, 2005				3,688		(120)

Three months ended September 30, 2005			~~W~~	—	~~W~~	—

Details of market price of the equity securities accounted for using the equity method as of September 30, 2006 are as follows (In millions of Korean won, except for market price per share):

	Market price		Number of
	per share		shares owned by
	(In Korean won)		the Company	Market price
Pantech Co., Ltd.	~~W~~	5,500	25,570,306	~~W~~	140,637
WiderThan Co., Ltd.		15,832	2,000,000		31,664
IHQ, Inc.		7,800	13,000,000		101,400
Seoul Records, Inc.		3,870	9,582,321		37,084

The condensed financial information of the investees as of and for the nine months ended September 30, 2006 is as follows (In millions of Korean won):

	Total		Total				Net
	assets		liabilities		Revenue		income (loss)
Pantech Co., Ltd.	~~W~~	1,121,241	~~W~~	927,201	~~W~~	1,001,528	~~W~~	(55,161)
SK Communications Co., Ltd.		243,204		57,108		132,364		17,780
SK Telink Co., Ltd.		136,491		45,844		141,993		14,324
SK C&C Co., Ltd.		1,661,359		948,694		681,075		58,578
Paxnet Co., Ltd.		22,305		4,445		23,591		2,956
TU Media Corp.		355,953		314,536		60,080		(64,561)
IHQ, Inc.		71,675		26,644		37,401		(2,775)
Seoul Records, Inc.		46,182		7,273		19,820		(355)
SK Mobile		16,301		1,674		796		(2,814)
SLD Telecom PTE Ltd.		228,689		57,141		—		(14,999)
SK Telecom China Co., Ltd.		6,843		279		11,450		(23)
ULand Company Limited		7,640		1,856		5,285		(6,301)
SK Telecom USA Holdings, Inc.		154,079		40,081		—		(56,572)
SK Telecom International, Inc.		26,301		1,324		9,279		1,196
Korea IT Fund		308,794		—		14,494		3,043
SKT-KTB Music Investment Fund		20,637		81		445		341
IMM Cinema Fund		24,685		2		336		122
5.	LOANS TO EMPLOYEES
Short-term and long-term loans to employees as of September 30, 2006 and December 31, 2005 are as follows (In millions of Korean won):

	September 30, 2006						December 31,
	Short-term		Long-term		Total		2005
Loans to employees’ stock ownership association	~~W~~	2,327	~~W~~	6,271	~~W~~	8,598	~~W~~	14,586
Loans to employees for housing and other		78		221		299		433

Total	~~W~~	2,405	~~W~~	6,492	~~W~~	8,897	~~W~~	15,019

6.	PROPERTY AND EQUIPMENT
Property and equipment as of September 30, 2006 and December 31, 2005 are as follows (In millions of Korean won):

	Useful lives
	(years)	September 30, 2006		December 31, 2005
Land	—	~~W~~	462,587	~~W~~	461,513
Buildings and structures	30,15		1,480,719		1,477,838
Machinery	6		10,748,336		10,376,529
Vehicles	4		20,669		20,442
Other	4		833,281		807,534
Construction in progress	—		396,038		264,309

			13,941,630		13,408,165
Less accumulated depreciation			(9,569,732)		(8,812,282)

Property and equipment, net		~~W~~	4,371,898	~~W~~	4,595,883

The standard value of land declared by the government as of September 30, 2006 and December 31, 2005 are ~~W~~504,069 million and ~~W~~412,829 million, respectively.
Details of change in property and equipment for the three months and nine months ended September 30,

2006 and 2005 are as follows (In millions of Korean won):

	For the nine months ended September 30, 2006
	Beginning										Ending
	balance		Acquisition		Disposal		Transfer		Depreciation		balance
Land	~~W~~	461,513	~~W~~	7	~~W~~	(344)	~~W~~	1,411	~~W~~	—	~~W~~	462,587
Buildings and structures		1,145,497		1,969		(607)		1,755		(41,596)		1,107,018
Machinery		2,429,564		8,755		(1,704)		487,220		(791,570)		2,132,265
Vehicles		2,786		994		(113)		—		(1,286)		2,381
Other		292,214		423,457		(13,548)		(369,599)		(60,915)		271,609
Construction in progress		264,309		279,259		—		(147,530)		—		396,038

Total	~~W~~	4,595,883		714,441		(16,316)		(26,743)		(895,367)	~~W~~	4,371,898

Less six months ended June 30, 2006				431,132		(14,730)		(15,896)		(567,954)

Three months ended September 30, 2006			~~W~~	283,309	~~W~~	(1,586)	~~W~~	(10,847)	~~W~~	(327,413)

	For the nine months ended September 30, 2005
	Beginning										Ending
	balance		Acquisition		Disposal		Transfer		Depreciation		balance
Land	~~W~~	463,656	~~W~~	719	~~W~~	(504)	~~W~~	1,503	~~W~~	—	~~W~~	465,374
Buildings and structures		1,163,070		7,663		(782)		18,531		(41,216)		1,147,266
Machinery		2,585,118		13,697		(17,901)		368,028		(820,928)		2,128,014
Vehicles		4,030		753		(116)		70		(1,626)		3,111
Other		251,377		500,868		(2,718)		(267,494)		(59,621)		422,412
Construction in progress		138,002		254,221		—		(149,255)		—		242,968

Total	~~W~~	4,605,253		777,921		(22,021)		(28,617)		(923,391)	~~W~~	4,409,145

Less six months ended June 30, 2005				365,267		(21,189)		(19,972)		(595,955)

Three months ended September 30, 2005			~~W~~	412,654	~~W~~	(832)	~~W~~	(8,645)	~~W~~	(327,436)

7.	INTANGIBLE ASSETS
Intangible assets as of September 30, 2006 and December 31, 2005 are as follows (In millions of Korean won):

	September, 2006						December 31, 2005
	Acquisition		Accumulated		Carrying		Acquisition		Accumulated		Carrying
	cost		amortization		amounts		cost		amortization		amounts
Goodwill	~~W~~	2,335,532	~~W~~	(611,144)	~~W~~	1,724,388	~~W~~	2,335,532	~~W~~	(514,648)	~~W~~	1,820,884
Frequency use rights		1,384,433		(279,115)		1,105,318		1,384,433		(200,141)		1,184,292
Software development costs		229,121		(183,559)		45,562		221,913		(160,657)		61,256
Computer software		521,966		(267,670)		254,296		489,807		(210,050)		279,757
Other		107,717		(67,928)		39,789		103,974		(63,616)		40,358

	~~W~~	4,578,769	~~W~~	(1,409,416)	~~W~~	3,169,353	~~W~~	4,535,659	~~W~~	(1,149,112)	~~W~~	3,386,547

Details of changes in intangible assets for the three months and nine months ended September 30, 2006 and 2005 are as follows (In millions of Korean won):

	For the nine months ended September 30, 2006
	Beginning										Ending
	balance		Increase		Decrease		Transfer		Amortization		balance
Goodwill	~~W~~	1,820,884	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	(96,496)	~~W~~	1,724,388
Frequency use rights		1,184,292		—		—		—		(78,974)		1,105,318
Software development costs		61,256		—		—		7,208		(22,902)		45,562
Computer software		279,757		12,019		(1)		20,189		(57,668)		254,296
Other		40,358		3,796		(53)		275		(4,587)		39,789

Total	~~W~~	3,386,547		15,815		(54)		27,672		(260,627)	~~W~~	3,169,353

Less six months ended June 30, 2006				5,650		(20)		17,053		(171,260)

Three months ended September 30, 2006			~~W~~	10,165	~~W~~	(34)	~~W~~	10,619	~~W~~	(89,367)

	For the nine months ended September 30, 2005
	Beginning										Ending
	balance		Increase		Decrease		Transfer		Amortization		balance
Goodwill	~~W~~	1,949,546	~~W~~	—	~~W~~	—	~~W~~	—		(~~W~~96,496)	~~W~~	1,853,050
Frequency use rights		1,163,319		117,380		—		—		(72,305)		1,208,394
Software development costs		100,579		35		—		—		(31,023)		69,591
Computer software		190,744		17,804		(3)		29,364		(39,735)		198,174
Other		44,431		1,471		(214)		600		(5,653)		40,635

Total	~~W~~	3,448,619		136,690		(217)		29,964		(245,212)	~~W~~	3,369,844

Less six months ended June 30, 2005				124,020		(203)		20,763		(163,573)

Three months ended September 30, 2005			~~W~~	12,670	~~W~~	(14)	~~W~~	9,201	~~W~~	(81,639)

The book value as of September 30, 2006 and residual useful lives of major intangible assets are as follows (In millions of Korean won):

	Amount		Description	Residual useful lives
Goodwill	~~W~~	1,724,388	Goodwill related to acquisition of Shinsegi Telecomm, Inc.	13 years and 6 months
IMT license		988,094	Frequency use rights relating to W-CDMA Service	(Note a)
WiBro license		110,331	WiBro Service	(Note b)
DMB license		6,893	DMB Service	9 years and 9 months

(Note a)	Amortization of the IMT license commenced when the Company started its commercial IMT 2000 service in December 2003, using the straight-line method over the estimated useful life (13 years) of the IMT license which expires in December 2016.

(Note b)	The Company purchased the WiBro license from MIC on March 30, 2005. The license period is seven years from the purchase date. Amortization of the WiBro license commenced when the Company started its commercial WiBro services on June 30, 2006 using the straight line basis over the remaining useful life.
8.	BONDS PAYABLE AND LONG-TERM BORROWINGS
     a. Bonds payable
Bonds payable as of September 30, 2006 and December 31, 2005 are as follows (In millions of Korean won and thousands of U.S. dollars):

		Annual
		interest	September 30,		December 31,
	Maturity year	rate (%)	2006		2005
Domestic general bonds	2006	5.0 — 6.0	~~W~~	450,000	~~W~~	800,000
”	2007	5.0 — 6.0		700,000		700,000
”	2008	5.0		300,000		300,000
”	2009	5.0		300,000		300,000
”	2010	4.0		200,000		200,000
”	2011	3.0		200,000		200,000
”	2016	5.0		200,000		—
Dollar denominated bonds (US$300,000)	2011	4.25		283,560		303,900
Convertible bonds (US$311,030)	2009	—		364,309		385,885

Total				2,997,869		3,189,785
Less discounts on bonds				(30,185)		(40,016)
conversion right adjustments				(48,973)		(65,219)
Add long-term accrued interest				23,421		24,808

Net				2,942,132		3,109,358
Less portion due within one year				(847,772)		(795,150)

Long-term portion			~~W~~	2,094,360	~~W~~	2,314,208

All of the above bonds will be paid in full at maturity.

On May 27, 2004, the Company issued zero coupon convertible bonds with a maturity of five years in the principal amount of US$329,450,000 for US$324,923,469, with an initial conversion price of ~~W~~235,625 per share of the Company’s common stock, which was greater than market value at the date of issuance. Subsequently, the initial conversion price was changed to ~~W~~217,062 per share in accordance with anti-dilution protection. The Company may redeem their principal amount after 3 years from the issuance date if the market price exceeds 130% of the conversion price during a predetermined period. On the other hand, the bond holders may redeem their notes at 103.81% of the principal amount on May 27, 2007 (3 years from the issuance date). The conversion right may be exercised during the period from July 7, 2004 to May 13, 2009 and the number of common shares to be converted as of September 30, 2006 is 1,685,816 shares. During the nine months ended September 30, 2006, the conversion price was changed from ~~W~~218,098 to ~~W~~217,062 and the number of shares to be converted was changed from 1,677,812 shares to 1,685,816 shares due to the payment of interim dividends in accordance with the resolution of the Company’s board of directors dated July 28, 2006.
Conversion of notes to common shares may be prohibited under the Telecommunications Law or other legal restrictions which restrains foreign governments, individuals and entities from owning more than 49% of the Company’s voting stock, if this 49% ownership limitation is violated due to the exercise of conversion rights. In this case, the Company will pay a bond holder a cash settlement determined at the average price of one day after a holder exercises its conversion right or the weighted average price for the following five business days. The Company intends to sell treasury shares held in trust by the Company that corresponds to the number of shares of common stock that would have been delivered in the absence of the 49% foreign shareholding restrictions. The Company entered into an agreement with Credit Suisse First Boston International to reduce the effect of fluctuation with respect to cash settlement payments that may be more or less than the proceeds from sales of treasury shares held in trust. Unless either previously redeemed or converted, the notes are redeemable at 106.43% of the principal amount at maturity. During the nine months ended September 30, 2006, the convertible bonds with a principal amount of US$18,420,000 were converted into 99,361 shares of treasury stock (See note 14), and the principal amount of the convertible bonds decreased from US$329,450,000 to US$311,030,000. In addition, the consideration for conversion right (capital surplus) decreased by ~~W~~2,728 million (net of tax effect of ~~W~~1,034 million) as a result of this conversion.
     b. Long-term borrowings
Long-term borrowings as of September 30, 2006 and December 31, 2005 are as follows (In millions of Korean won and thousands of U.S. dollars):

		Final	Annual interest	September 30,	December 31,
	Lender	maturity year	rate (%) (Note)	2006	2005
Long-term floating rate discount bill	Shinhan Bank	June 29, 2011	91 days CD yield + 0.25%	~~W~~200,000	~~W~~ —
The above borrowings are classified as long-term borrowings as the borrowings are to be rolled-over exceeding 1 year from September 30, 2006 in accordance with the loan agreement.
(Note) 91 days CD yield as of September 30, 2006 is 4.6%.
9.	SUBSCRIPTION DEPOSITS
The Company receives subscription deposits from customers of cellular services at the subscription date. The Company has no obligation to pay interest on subscription deposits but is required to return them to subscribers upon termination of the subscription contract.

Long-term subscription deposits held as of September 30, 2006 and December 31, 2005 are as follows (In millions of Korean won except deposit per subscriber amounts):

	Deposit
Service type	per subscriber		September 30, 2006		December 31, 2005
Cellular	~~W~~	200,000	~~W~~	21,666	~~W~~	23,770

The Company offers existing and new cellular subscribers the option of obtaining credit insurance from Seoul Guarantee Insurance Company (“SGIC”) in lieu of the subscription deposits. Existing subscribers who elect this option are refunded their subscription deposits. As a result, the balance of subscription deposits has been decreasing.

10.	LEASES

The Company acquired certain computer equipment and software from SK C&C Co., Ltd. and succeeded certain capital lease agreements between SK C&C Co., Ltd. and HP Financial Service. Details of capital lease assets acquired and liabilities assumed from SK C&C Co., Ltd. as of and for the nine months ended September 30, 2006 and as of and for the year ended December 31, 2005 are as follows (In millions of Korean won):

		September 30, 2006		December 31, 2005
Acquisition cost	Office equipment	~~W~~	16,096	~~W~~	16,919
	Computer software		7,609		7,625

		~~W~~	23,705	~~W~~	24,544

Accumulated depreciation	Office equipment	~~W~~	6,802	~~W~~	744
	Computer software		1,268		127

		~~W~~	8,070	~~W~~	871

Carrying amounts	Office equipment	~~W~~	9,294	~~W~~	16,175
	Computer software		6,341		7,498

		~~W~~	15,635	~~W~~	23,673

Depreciation expenses	Office equipment	~~W~~	6,197	~~W~~	744
	Computer software		1,142		127

		~~W~~	7,339	~~W~~	871

The Company’s minimum future lease payments as of September 30, 2006 are as follows (In millions of Korean won):

	Annual lease payments		Interest	Principal
October 2006 ~ September 2007	~~W~~	10,758	(~~W~~501)	~~W~~	10,257
October 2007 ~ September 2008		3,467	(70)		3,397

Total	~~W~~	14,225	(~~W~~571)		13,654

Less: portion due within one year					(10,257)

Capital lease liabilities				~~W~~	3,397

11.	MONETARY ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The details of monetary assets and liabilities denominated in foreign currencies (except for bonds payable denominated in foreign currencies described in Note 8) as of September 30, 2006 and December 31, 2005 are as follows (In millions of Korean won, thousands of U.S. dollars, thousands of HK dollars, thousands of Japanese yen, thousands of Great Britain pounds, thousands of Singapore dollars, thousands of Swiss Franc and thousands of Euros, thousands of Chinese yuan, thousands of Canada dollars):

	September 30, 2006				December 31, 2005
	Foreign		Korean won		Foreign		Korean won
	currencies		equivalent		currencies		equivalent
Cash and cash equivalents	US$	1,179	~~W~~	1,115	US$	4,175	~~W~~	4,229
”		—		—	EUR	3		3
Accounts receivable — trade	US$	18,242		17,242	US$	9,390		9,512
”	EUR	248		298	EUR	248		298
Accounts receivable — other	US$	4,113		3,888	US$	3,364		3,408
Guarantee deposits	US$	17		16	JPY	16,156		139
”	JPY	21,536		173		—		—

			~~W~~	22,732			~~W~~	17,589

Accounts payable	US$	12,188	~~W~~	11,520	US$	15,633	~~W~~	15,836
”	JPY	32,758		263	JPY	8,498		73
”	HK$	136		16	HK	254		33
”	GBP	58		102	GBP	453		792
”	SG$	12		7	SG$	22		13
”	EUR	580		696	EUR	504		604
”	CNY	2		1	CHF	19		15
”	CA$	354		301		—		—

			~~W~~	12,906			~~W~~	17,366

12.	CAPITAL STOCK AND CAPITAL SURPLUS

The Company’s capital stock consists entirely of common stock with a par value of ~~W~~500. The number of authorized and issued shares as of September 30, 2006 and December 31, 2005 are as follows:

	September 30, 2006	December 31, 2005
Authorized shares	220,000,000	220,000,000
Issued shares	81,193,711	82,276,711
Outstanding shares, net of treasury stock	72,630,657	73,614,296

Significant change in capital stock and capital surplus for the nine months ended September 30, 2006 and for the year ended December 31, 2005 are as follows (In millions of Korean won except for share data):

	Number of
	shares
	Issued	Capital stock		Capital surplus
At January 1, 2005	82,276,711	~~W~~	44,639	~~W~~	2,983,166

Deferred tax liabilities deducted from capital surplus (Note a)	—		—		(18,501)
Transferred from stock options in capital adjustment (Note b)	—		—		1,533

At December 31, 2005	82,276,711		44,639		2,966,198

Consideration for conversion right (Note c)	—		—		(2,728)
Transferred from stock options in capital adjustment (Note d)	—		—		234
Gains on disposal of treasury stock (Note e)	—		—		176
Retirement of treasury stock (Note f)	(1,083,000)		—		—

September 30, 2006	81,193,711	~~W~~	44,639	~~W~~	2,963,880

(Note a)	The tax effects of consideration for conversion rights, which resulted in temporary differences, were deducted directly from related components of stockholders’ equity, pursuant to adoption of SKAS No. 16 for the year ended December 31, 2005.

(Note b)	During the year ended December 31, 2005, the exercisable period for the stock options representing 17,800 shares, of which recognized compensation costs were ~~W~~1,533 million, expired and the related stock options of ~~W~~1,533 million in capital adjustments were transferred to capital surplus in accordance with Korean GAAP [See Note 2 (o)].

(Note c)	During the nine months ended September 30, 2006, the convertible bonds with a face value of US$18,420,000 were converted and the capital surplus amount (in connection with the related conversion rights) decreased by ~~W~~2,728 million (net of tax effect of ~~W~~1,034 million).

(Note d)	During the nine months ended September 30, 2006, the exercisable period for the stock options representing 43,390 shares, of which recognized compensation costs were ~~W~~234 million, expired and the related stock options of ~~W~~234 million in capital adjustments were transferred to capital surplus in accordance with Korean GAAP [See Note 2 (o)].

(Note e)	In relation to the conversion of convertible bonds, 99,361 shares of treasury stock were issued and ~~W~~176 million of gain on disposal of treasury stock were recorded.

(Note f)	The Company retired 491,000 shares and 592,000 shares of treasury stock on August 17, 2006 and September 29, 2006, respectively, and reduced retained earnings before appropriation in accordance with Korean Commercial laws.

13.	RETAINED EARNINGS

Retained earnings as of September 30, 2006 and December 31, 2005 are as follows (In millions of Korean won):

	September 30, 2006		December 31, 2005
Appropriated	~~W~~	6,679,235	~~W~~	5,470,701
Before appropriations		886,220		1,799,160

	~~W~~	7,565,455	~~W~~	7,269,861

The details of appropriated retained earnings as of September 30, 2006 and December 31, 2005 are as follows (In millions of Korean won):

	September 30, 2006		December 31, 2005
Legal reserve	~~W~~	22,320	~~W~~	22,320
Reserve for improvement of financial structure		33,000		33,000
Reserve for loss on disposal of treasury stock		477,182		477,182
Reserve for research and manpower development		880,595		822,061
Reserve for business expansion		5,266,138		4,116,138

Total	~~W~~	6,679,235	~~W~~	5,470,701

a.	Legal Reserve

The Korean Commercial Code requires the Company to appropriate as a legal reserve at least 10% of cash dividends for each accounting period until the reserve equals 50% of outstanding capital stock. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to capital stock.

b.	Reserve for Improvement of Financial Structure

The Financial Control Regulation for listed companies in Korea requires that at least 10% of net income (net of accumulated deficit), and an amount equal to net gain (net of related income taxes, if any) on the disposal of property and equipment be appropriated as a reserve for improvement of financial structure until the ratio of stockholders’ equity to total assets reaches 30%. The reserve for improvement of financial structure may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to capital stock.

c.	Reserves for Loss on Disposal of Treasury Stock and Research and Manpower Development

Reserves for loss on disposal of treasury stock and research and manpower development were appropriated in order to recognize certain tax deductible benefits through the early recognition of future expenditures for tax purposes. These reserves will be reversed from appropriated retained earnings in accordance with the relevant tax laws. Such reversal will be included in taxable income in the year of reversal.

d.	Reserve for Business Expansion

The reserve for business expansion is voluntary and was approved by the board of directors and stockholders.

14.	TREASURY STOCK

Upon issuances of stock dividends and new common stock, and the merger with Shinsegi Telecomm, Inc. and SK IMT Co., Ltd., the Company acquired fractional shares totaling 77,970 shares for ~~W~~6,110 million through 2005. In addition, the Company acquired 8,584,445 shares of treasury stock in the market or through the trust funds for ~~W~~2,040,995 million through 2005 in order to stabilize the market price of its stock. In addition, during the nine months ended September 30, 2006, the convertible bonds with a principal amount of US$18,420,000 were converted into 99,361 shares of common stock. Such conversion was settled by the Company by using its treasury stock with carrying value totaling ~~W~~23,481 million, which resulted in the Company recording ~~W~~176 million of gain on disposal of treasury stock.

On August 17, 2006, the Company retired 491,000 shares of treasury stock, which were acquired by the Company during the period from August 1, 2006 through August 14, 2006 for ~~W~~92,518 million in accordance with a resolution of the board of directors dated July 28, 2006.

On September 29, 2006, the Company retired 592,000 shares of treasury stock, which were acquired by the Company during the period from September 4, 2006 through September 27, 2006 for ~~W~~116,559 million in accordance with a resolution of the board of directors dated August 31, 2006.

In connection with the retired treasury stocks discussed above, the Company reduced its retained earnings before appropriations by ~~W~~209,077 million in accordance with Korean Commercial law.

15.	STOCK OPTIONS

On March 17, 2000, March 16, 2001 and March 8, 2002, in accordance with the approval of its stockholders or its board of directors, the Company granted stock options to its management, representing 17,800 shares at an exercise price of ~~W~~424,000 per share, 43,820 shares at an exercise price of ~~W~~211,000 per share and 65,730 shares at an exercise price of ~~W~~267,000 per share. The stock options will become exercisable after three years from the date of grant and shall be exercisable for two years from the first exercisable date. Upon exercise of stock options, the Company will issue its common stock. If the employees leave the Company within three years after the grant of stock options, such employees forfeit their unvested stock options awarded. Stock options representing 530 shares for which total compensation cost was ~~W~~3 million were forfeited during the year ended December 31, 2004.

The value of stock options granted is determined using the Black-Scholes option-pricing model, without considering the volatility factor in estimating the value of its stock options, as permitted under Korean GAAP. The following assumptions are used to estimate the fair value of options granted in 2000, 2001 and 2002; risk-free interest rate of 9.1% for 2000, 5.9% for 2001 and 6.2% for 2002; expected life of three years for 2000, 2001 and 2002; expected dividend of ~~W~~500 per share for 2000, 2001 and 2002. Under these assumptions, total compensation cost, the recognized compensation cost (included in labor cost) for the three months and nine months ended September 30, 2006 and 2005 and the outstanding balance of stock options in capital adjustment as of September 30, 2006 and December 31, 2005 are as follows (In millions of Korean won):

			Recognized				Recognized
			compensation cost				compensation cost				Stock options in
	Total		for the three months				for the nine months				capital adjustment
	Compensation		ended September 30,				ended September 30,				September 30,		December 31,
Grant date	cost		2006		2005		2006		2005		2006		2005
March 17, 2000(Note a)	~~W~~	1,533	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—
March 16, 2001(Note b)		234		—		—		—		—		—		234
March 8, 2002		3,246		—		—		—		180		3,246		3,246

	~~W~~	5,013	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	180	~~W~~	3,246	~~W~~	3,480

(Note a)	During the year ended December 31, 2005, the exercisable period expired for stock options representing 17,800 shares, for which the Company had recognized compensation cost of ~~W~~1,533 million. The related capital adjustment of ~~W~~1,533 million was transferred to capital surplus.

(Note b)	During the nine months ended September 30, 2006, the exercisable period expired for stock options representing 43,820 shares, for which the Company had recognized compensation cost of ~~W~~234 million. The related capital adjustment of ~~W~~234 million was transferred to capital surplus.
If the Company had not excluded the volatility factor (expected volatility of 66.8% for options granted in 2000, 67.5% for options granted in 2001, and 63.0% for options granted in 2002), the pro forma total compensation cost would be ~~W~~15,967 million (~~W~~3,738 million for options granted in 2000, ~~W~~3,617 million for options granted in 2001 and ~~W~~8,613 million for options granted in 2002) and the recognized compensation cost for the three months and nine months ended September 30, 2006 would be nil, and the pro forma net income and net income per common share for the three months and nine months ended September 30, 2006, 2005, and 2004 are as follows:

	For the three months ended September 30,
	2006		2005		2004
Pro forma ordinary income (In millions of Korean won)	~~W~~	645,935	~~W~~	789,591	~~W~~	553,022
Pro forma ordinary income per share (In Korean won)		6,231		7,986		5,367
Pro forma net income (In millions of Korean won)		456,802		587,878		395,088
Pro forma net income per share (In Korean won)		6,231		7,986		5,367

	For the nine months ended September 30,
	2006		2005		2004
Pro forma ordinary income (In millions of Korean won)	~~W~~	1,650,637	~~W~~	1,987,193	~~W~~	1,632,891
Pro forma ordinary income per share (In Korean won)		15,875		19,332		15,557
Pro forma net income (In millions of Korean won)		1,167,300		1,423,107		1,145,248
Pro forma net income per share (In Korean won)		15,875		19,332		15,557
16.	INCOME TAX
a.	Details of income tax expense

Income tax expenses for the nine months ended September 30, 2006 and 2005 consist of the following (In millions of Korean won):

	2006		2005
Current	~~W~~	544,033	~~W~~	559,738
Deferred (Note a)		(60,696)		4,347

Income tax expenses		483,337		564,085
Less: six months ended June 30,		(294,204)		(362,372)

Three months ended September 30,	~~W~~	189,133	~~W~~	201,713

(Note a)	Changes in net deferred tax liabilities for the nine months ended September 30, 2006 and 2005 are as follows (In millions of Korean won):

	2006		2005
Ending balance of net deferred tax liabilities	~~W~~	324,490	~~W~~	377,423
Beginning balance of net deferred tax liabilities		(348,563)		(323,096)
Adjustment to the beginning net deferred income tax liabilities based on tax return filed		10,453		8,536
Tax effect of temporary differences charged or credited directly to related components of stockholders’ equity		(47,076)		(58,516)

	~~W~~	(60,696)	~~W~~	4,347

b.	Reconciling items between accounting income and taxable income

Reconciling items between accounting income and taxable income for the nine months ended September 30, 2006 and 2005 are as follows (In millions of Korean won):

	2006		2005
(Temporary Differences)
Additions:
Allowance for doubtful accounts	~~W~~	149,075	~~W~~	117,877
Accrued interest income — prior period		3,931		4,423
Reserves for research and manpower development		141,000		98,600
Reserves for loss on disposal of treasury stock		177,675		—
Equity in losses of affiliates		64,373		117,488
Unrealized loses on valuation of long-term investment securities		47,442		9,411
Accrued expenses		15,300		5,586
Depreciation		40,973		11,977
Loss on impairment of other assets		1,488		8,115
Loss on valuation of currency swap		4,195		—
Loss on valuation of currency swap (capital adjustments)		9,807		23,845
Accrued severance indemnities		23,960		17,443
Deposits for severance indemnities		148,610		9,686
Consideration of conversion right		16,246		12,642
Other		45,319		8,597

Sub-total		889,394		445,690

Deductions:
Reserves for research and manpower development		(135,000)		(97,500)
Allowance for doubtful accounts — prior period		(124,184)		(59,612)
Depreciation — prior period		(14,867)		(59,360)
Accrued interest income		(7,287)		(7,061)
Equity in earnings of affiliates		—		(40,484)
Unrealized gains on valuation of long-term investment securities		(229,335)		(116,725)
Accrued expenses		(21,906)		(12,282)
Accrued severance indemnities		(155,633)		(9,686)
Deposits for severance indemnities		(3,424)		(17,443)
Loss on impairment of other assets — prior period		(5,109)		(21,070)
Loss on disposal of property, equipment		(38,656)		—
Gain on valuation of currency swap		—		(4,314)
Gain on valuation of currency swap (capital adjustments)		—		(23,845)
Other		(8,606)		(35,219)

Sub-total		(744,007)		(504,601)

Total Temporary Differences		145,387		(58,911)

(Permanent Differences)		328,066		281,935

Total	~~W~~	473,453	~~W~~	223,024

c.	Change in cumulative temporary differences and deferred tax liabilities

Changes in cumulative temporary differences for the nine months ended September 30, 2006 and 2005 and deferred tax assets and liabilities as of September 30, 2006 and 2005 are as follows (In millions of Korean won):

For the nine months ended September 30, 2006

	January 1,		Increase		Decrease		September 30,
Description	2006		(Note a)		(Note a)		2006
Current:
Allowance for doubtful accounts	~~W~~	122,561	~~W~~	129,119	~~W~~	124,184	~~W~~	127,496
Accrued interest income		(3,931)		(3,987)		(3,931)		(3,987)
Accrued expenses		61,967		15,514		21,906		55,575
Other		189,548		10,710		4,834		195,424

Total		370,145		151,356		146,993		374,508
Temporary differences unlikely to be realized		(147,774)		—		(19,219)		(128,555)

Total current cumulative temporary differences-net	~~W~~	222,371	~~W~~	151,356	~~W~~	127,774	~~W~~	245,953

Current deferred tax assets-net (Note b)	~~W~~	61,152					~~W~~	67,637

Non-current:
Property and equipment	(~~W~~	196,446)	~~W~~	12,228	~~W~~	10,964	(~~W~~	195,182)
Loss on impairment of long-term investment securities		108,145		—		—		108,145
Loss on impairment of other long-term assets		7,461		—		5,973		1,488
Reserves for research and manpower development		(768,000)		(135,000)		(141,000)		(762,000)
Reserves for loss on disposal of treasury stock		(474,081)		—		(177,675)		(296,406)
Equity in (earnings) losses of affiliates		(5,025)		56,156		328		50,803
Equity in capital adjustment of affiliates		(109,468)		—		(10,862)		(98,606)
Unrealized loss on valuation of long-term investment securities		58,116		219		182,113		(123,778)
Accrued severance indemnities		148,465		24,106		155,633		16,938
Deposits for severance indemnities		(148,465)		(3,568)		(148,610)		(3,423)
Loss on valuation of currency swap		13,244		4,195		—		17,439
Loss on valuation of currency swap (capital adjustment)		19,554		9,807		—		29,361
Loss on valuation of interest rate swap (capital adjustment)		—		2,747		—		2,747
Considerations for conversion right		(67,279)		—		(3,762)		(63,517)
Other		(10,647)		60,117		(1,911)		51,381

Total		(1,424,426)		31,007		(128,809)		(1,264,610)
Temporary differences unlikely to be realized		(65,447)		(97,197)		(1,336)		(161,308)

Total non-current cumulative temporary differences-net	(~~W~~	1,489,873)	(~~W~~	66,190)	(~~W~~	130,145)	(~~W~~	1,425,918)

Total non-current deferred tax liabilities-net (Note b)	(~~W~~	409,715)					(~~W~~	392,128)

(Note a)	These changes include adjustment to reflect the change in accumulated temporary differences based on the prior year tax return.

(Note b)	The tax rate used in measuring deferred tax assets and liabilities is 27.5%.

For the nine months ended September 30, 2005

	January 1,		Increase		Decrease		September 30,
Description	2005		(note b)		(note b)		2005
Current :
Allowance for doubtful accounts	~~W~~	59,622	~~W~~	117,867	~~W~~	59,612	~~W~~	117,877
Accrued interest income		(7,796)		(3,688)		(4,423)		(7,061)
Other		235,000		5,079		17,206		222,873

Total		286,826	~~W~~	119,258	~~W~~	72,395		333,689

Temporary differences unlikely to be realized (note a)		(128,555)						(128,555)

Total current cumulative temporary differences-net	~~W~~	158,271					~~W~~	205,134

Current deferred tax assets-net (note c)	~~W~~	43,525					~~W~~	56,412

Non-current :
Property and equipment		(127,822)		(44,551)		5,924		(178,297)
Loss on impairment of long-term investment securities		106,752		(400)		—		106,352
Loss on impairment of other long-term assets		21,070		8,116		21,070		8,116
Reserves for research and manpower development		(709,467)		(97,500)		(98,600)		(708,367)
Reserves for loss on disposal of treasury stock		(474,081)		—		—		(474,081)
Equity in (earnings) losses of affiliates		(89,441)		79,291		—		(10,150)
Equity in capital adjustment of affiliates		—		(144,730)		—		(144,730)
Unrealized loss on valuation of long-term investment securities		—		(17,933)		—		(17,933)
Accrued severance indemnities		139,524		14,057		9,686		143,895
Deposits for severance indemnities		(139,524)		(14,057)		(9,686)		(143,895)
Loss on valuation of derivative instruments		15,789		—		4,313		11,476
Loss on valuation of derivative instruments -capital adjustment		—		25,607		—		25,607
Considerations for conversion right		—		(67,279)		—		(67,279)
Other		(122,004)		254,690		144,112		(11,426)

Total		(1,379,204)	(~~W~~	4,689)	~~W~~	76,819		(1,460,712)

Temporary differences unlikely to be realized (note a)		46,038						(116,869)

Total non-current cumulative temporary differences-net	(~~W~~	1,333,166)					(~~W~~	1,577,581)

Total non-current deferred tax liabilities-net (note c)	(~~W~~	366,621)					(~~W~~	433,835)

(note a)	Through 2004, the tax effects of temporary differences, which are unlikely to be realized, and temporary differences directly adjusted to capital surplus or capital adjustments, such as net unrealized loss on valuation of long-term investment securities, were excluded in determining the net deferred tax assets or liabilities. However, effective January 1, 2005, pursuant to adoption of SKAS No. 16, “Income Taxes”, temporary differences are presented on a gross basis, including temporary differences which are unlikely to be realized. In addition, tax effects of temporary differences related to adjustments made directly to capital surplus or capital adjustments are included in determining the net deferred tax assets or liabilities.

(note b)	These changes include adjustment to reflect the change in accumulated temporary differences based on the prior year tax return.

(note c)	The statutory tax rate used in measuring deferred tax asset and liabilities is 27.5%.

Deferred tax assets and liabilities before offsetting each other are as follows (In millions of Korean won):

	September 30, 2006		December 31, 2005
Deferred tax assets	~~W~~	149,393	~~W~~	192,044
Deferred tax liabilities		(473,884)		(540,607)

Deferred tax assets (liabilities), net	(~~W~~	324,491)	(~~W~~	348,563)

Current, net	~~W~~	67,637	~~W~~	61,152
Non-current, net	(~~W~~	392,128)	(~~W~~	409,715)

d.	Deferred tax assets (liabilities) added to (deducted from) capital surplus or capital adjustments

Deferred tax assets (liabilities) added to (deducted from) capital surplus or capital adjustments as of September 30, 2006 and December 31, 2005 are as follows (In millions of Korean won):

	September 30, 2006		December 31, 2005
Gains on disposal of treasury stock	(~~W~~	30,226)	(~~W~~	30,576)
Considerations for conversion right		(17,467)		(18,502)
Unrealized loss on valuation of long-term investment securities		(34,039)		15,982
Equity in capital adjustment of affiliates, net		(34,242)		(32,350)
Loss on valuation of currency swap		8,074		5,377
Loss on valuation of interest rate swap		755		—

Total	(~~W~~	107,145)	(~~W~~	60,069)

e.	Effective tax rate

Effective tax rates for the three months and nine months ended September 30, 2006 and 2005 are as follows (In millions of Korean won):

	For the				For the
	three months ended				nine months ended
	September 30,		September 30,		September 30,		September 30,
	2006		2005		2006		2005
Income before income tax	~~W~~	645,935	~~W~~	789,591	~~W~~	1,650,637	~~W~~	1,987,490
Income tax expenses		189,133		201,713		483,337		564,085

Effective tax rate		29.28%		25.55%		29.28%		28.38%

17.	NET INCOME AND ORDINARY INCOME PER SHARE

The Company’s net income and ordinary income per share amounts for the three months and nine months ended September 30, 2006 and 2005 are computed as follows (In millions of Korean won, except for per share income per share):

Net income and ordinary income per share

	For the				For the
	three months ended				nine months ended
	September 30,		September 30,		September 30,		September 30,
	2006		2005		2006		2005
Net income and ordinary income	~~W~~	456,802	~~W~~	587,878	~~W~~	1,167,300	~~W~~	1,423,405
Weighted average number of common shares outstanding		73,314,653		73,614,296		73,531,415		73,614,296

Net income and ordinary income per share	~~W~~	6,231	~~W~~	7,986	~~W~~	15,875	~~W~~	19,336

Net income and ordinary income per share for the year ended December 31, 2005 were ~~W~~25,421 and net income and ordinary income per share for the three months ended March 31, 2006 and 2005 are ~~W~~4,580 and ~~W~~5,005, respectively, and for the three months ended June 30, 2006 and 2005 are ~~W~~5,068 and ~~W~~6,345, respectively.

The weighted average number of common shares outstanding for the three months and nine months ended September 30, 2006 and 2005 is calculated as follows:

	Number of	Weighted	Weighted
	shares	number of days	number of shares
For the three months ended September 30, 2006
Outstanding common stocks at July 1, 2006	82,276,711	92/92	82,276,711
Treasury stocks at July 1, 2006	(8,563,054)	92/92	(8,563,054)
Retirement of treasury stock (Note a)	(1,083,000)	34 / 92 (Note a)	(399,004)

Total	72,630,657		73,314,653

For the nine months ended September 30, 2006
Outstanding common stocks at January 1, 2006	82,276,711	273/273	82,276,711
Treasury stocks at January 1, 2006	(8,662,415)	273/273	(8,662,415)
Conversion of convertible bonds into treasury stock (Note b)	99,361	142 / 273 (Note b)	51,582
Retirement of treasury stock (Note a)	(1,083,000)	34 / 273 (Note a)	(134,463)

Total	72,630,657		73,531,415

(Note a)	The Company retired treasury stocks which were acquired on two different dates during the nine months ended September 30, 2006, and weighted number of shares was calculated considering each transaction date.

(Note b)	Treasury stocks were used to settle the conversion of the convertible bonds on several different dates during the nine months ended September 30, 2006 and weighted number of shares was calculated considering each transaction date.

	Number of	Weighted	Weighted
	shares	number of days	number of shares
For the three months ended September 30, 2005
Issued common stocks at July 1, 2005	82,276,711	92/92	82,276,711
Treasury stocks at July 1, 2005	(8,662,415)	92/92	(8,662,415)

Total	73,614,296		73,614,296

For the nine months ended September 30, 2005
Issued common stocks at January 1, 2005	82,276,711	273/273	82,276,711
Treasury stocks at January 1, 2005	(8,662,415)	273/273	(8,662,415)

Total	73,614,296		73,614,296

Diluted net income and ordinary income per share amounts for the three months and nine months ended September 30, 2006 and 2005 are computed as follows (In millions of Korean won, except for share data):

Diluted net income and ordinary income per share

	For the				For the
	three months ended				nine months ended
	September 30,		September 30,		September 30,		September 30,
	2006		2005		2006		2005
Adjusted net income and ordinary income	~~W~~	460,152	~~W~~	591,305	~~W~~	1,177,231	~~W~~	1,433,099
Adjusted weighted average number of common shares outstanding		75,000,469		75,332,996		75,265,373		75,332,996

Diluted net income and ordinary income per share	~~W~~	6,135	~~W~~	7,849	~~W~~	15,641	~~W~~	19,024

Diluted net income and ordinary income per share for the year ended December 31, 2005 are ~~W~~25,015 and diluted net income and ordinary income per share for the three months ended March 31, 2006 and 2005 are ~~W~~4,516 and ~~W~~4,932, respectively, and for the three months ended June 30, 2006 and 2005 are ~~W~~4,996 and ~~W~~6,243, respectively.

Adjusted net income and ordinary income per share and the adjusted weighted average number of common shares outstanding for the three months and nine months ended September 30, 2006 and 2005 are calculated as follows (In millions of Korean won, except for share data):

	For the				For the
	three months ended				nine months ended
	September 30,		September 30,		September 30,		September 30,
	2006		2005		2006		2005
Net income and ordinary income	~~W~~	456,802	~~W~~	587,878	~~W~~	1,167,300	~~W~~	1,423,405
Effect of stock options (Note a)		—		—		—		—
Effect of convertible bonds (Note b)		3,350		3,427		9,931		9,694

Adjusted net income and ordinary income	~~W~~	460,152	~~W~~	591,305	~~W~~	1,177,231	~~W~~	1,433,099

	For the		For the
	three months ended		nine months ended
	September 30,	September 30,	September 30,	September 30,
	2006	2005	2006	2005
Weighted average number of common shares outstanding	73,314,653	73,614,296	73,531,415	73,614,296
Effect of stock options (Note a)	—	—	—	—
Effect of convertible bonds (Note b)	1,685,816	1,718,700	1,733,958	1,718,700

Adjusted weighted average number of common shares outstanding	75,000,469	75,332,996	75,265,373	75,332,996

(Note a)	For the three months and nine months ended September 30, 2006 and 2005, the outstanding stock options did not have a dilutive effect because the exercise price exceeded the average market price of common stock for the three months and nine months ended September 30, 2006 and 2005 and for the year ended December 31, 2005, respectively.

(Note b)	The effect of convertible bonds increased net income related to interest expenses that would not have incurred, and increase in the weighted average number of common shares outstanding related to common shares that would have been issued, assuming that the conversion of convertible bonds was made at the beginning of the period.
18.	RESTRICTED DEPOSITS
a.	At September 30, 2006, the Company has restricted guarantee deposits for its checking accounts totaling ~~W~~26 million, which are recorded as long-term deposits.

b.	The Company entered into a contract with First Data Corporation to sell the investment in common stock of KPMS Corporation, which was held by the Company and accounted for as available-for-sale securities. At September 30, 2006, certain portion of proceeds from sales of such investment totaling ~~W~~1,137 million is kept in escrow accounts in accordance with the Escrow Agreement, which is restricted for use until November 16, 2007, the final settlement date, and recorded as long-term deposits.
19.	INTERIM DIVIDENDS
In accordance with the resolution of the Company’s board of directors dated July 28, 2006, the Company declared and paid cash dividends during the three months ended September 30, 2006 based on outstanding number of common shares at June 30, 2006 as follows (in millions of Korean won except for per share data) :

Number of shares
outstanding as of June 30, 2006	Par value per share		Dividend ratio	Dividends
73,713,657	~~W~~	500	200%	~~W~~	73,714
20.	INSURANCE

As of September 30, 2006, certain Company’s assets are insured with local insurance companies as follows (In millions of Korean won and thousands of U.S. dollars):

Insured	Risk	Carrying value		Coverage
				US$	58,115
Property and equipment	Fire and comprehensive liability	~~W~~	3,335,730	~~W~~	7,255,411

In addition, the Company carries directors and officers liability coverage insurance totaling ~~W~~50,000 million.

21.	RELATED PARTY TRANSACTIONS
a. Holding company and subsidiaries
As of September 30, 2006 and December 31, 2005, parent company and subsidiaries of the Company are as follows:

		Ownership	Types of
Type	Company	percentage (%)	business
Parent company	SK Corporation	22.8 (Note a)	Manufacturing and selling petrochemicals

Subsidiary	SK Capital Co., Ltd.	100	In arrangement to commence the business
"	SK Telink Co., Ltd.	90.8	Telecommunication service
"	SK Communications Co., Ltd.	86.5	Internet website services
"	SK Wyverns Baseball Club Co., Ltd.	100.0	Business related sports
"	Global Credit & Information Co., Ltd.	50.5	Credit and collection services
"	PAXNet Co., Ltd.	65.9	Internet website services
"	Seoul Records, Inc.	60.0	Release of music disc
"	SLD Telecom PTE Ltd.	73.3	Telecommunication service
"	SK Telecom China Co., Ltd.	100.0	Telecommunication service
"	U-Land Company Ltd	70.1	Telecommunication service
"	IHQ, Inc.	34.3	Entertainment management
"	SK Telecom USA Holdings, Inc.	100.0	Telecommunication service
"	SK Telecom International Inc.	100.0	Telecommunication service
"	Centurion IT Investment Association	37.5	Investment association
"	The First Music Investment Fund of SK-PVC	69.3	Investment association
"	The Second Music Investment Fund of SK-PVC	79.3	Investment association
"	SK-KTB Music Investment Fund	74.3	Investment association
"	IMM Cinema Fund	48.4	Investment association
"	Cyworld, Inc.	100.0 (Note b)	Internet website services
"	Cyworld Japan Co., Ltd.	100.0	Internet website services
"	SK Cyberpass Inc.	70.5 (Note b)	Telecommunication service
"	Masoolpiri	51.4 (Note b)	Film production
"	YTN Media Inc.,	51.4 (Note b)	Broadcasting program production
"	Ntreev Soft Co., Ltd	51.0 (Note b)	Game program production
"	Ifilm Co., Ltd.	45.0 (Note b)	Film production
"	IHQ USA, Inc.	100.0 (Note b)	Surveying marketing information
"	SK Telecom Europe Ltd.	100.0	Wireless telecommunication related business
"	SK Telecom Advanced Tech & Service Center	100.0	Research & Development
"	Cyworld Europe GmbH	50.2 (Note b)	Internet Website services

(Note a)	The ownership percentage represents parent company’s ownership over the Company.

(Note b)	The ownership percentage represents subsidiaries’ ownership over their subsidiaries, in which the Company has no direct investment.

b. Transactions and balances with related parties
Significant related party transactions for the three months and nine months ended September 30, 2006 and 2005, and account balances as of September 30, 2006 and December 31, 2005 are as follows (In millions of Korean won):
b-(1) Transactions

	For the three months ended September 30, 2006						For the nine months ended September 30, 2006
	Purchases of		Commissions		Commissions		Purchases of		Commissions		Commissions
	property and		paid and		earned and		property and		paid and		earned and
	equipment		other expenses		other income		equipment		Other expenses		other income
Parent Company:
SK Corporation	~~W~~	5	~~W~~	9,274	~~W~~	1,663	~~W~~	859	~~W~~	25,233	~~W~~	6,759

Subsidiaries:
SK Communications Co., Ltd.		40		10,884		541		51		30,984		1,949
Global Credit & Information Co., Ltd.		—		10,043		292		—		26,413		927
PAXNet Co., Ltd.		—		1,726		322		—		6,539		1,176
SK Telink Co., Ltd.		—		2,684		4,268		—		10,998		12,724
Others		8		5,656		2		12		17,828		2

Equity Method Investees:
WiderThan Co., Ltd.		374		29,795		9		1,341		77,791		981
Helio, LLC.		—		—		15,123		—		—		28,044
SK C&C Co., Ltd.		41,493		68,729		1,770		87,269		210,607		5,637
TU Media Corp.		—		414		14,500		573		1,055		36,394
Others		950		5,845		297		3,896		13,153		7,641

Others :
SK Engineering & Construction Co., Ltd.		76,868		2,224		520		123,072		3,299		1,911
SK Networks Co., Ltd.		821		118,703		3,049		2,705		336,834		8,514
Innoace Co., Ltd.		3,010		579		49		4,394		3,445		156
SK Telesys Co., Ltd.		49,920		1,020		758		133,659		2,187		1,807
Others		147		3,100		920		176		6,351		2,269

Total	~~W~~	173,636	~~W~~	270,676	~~W~~	44,083	~~W~~	358,007	~~W~~	772,717	~~W~~	116,891

	For the three months ended September 30, 2005						For the nine months ended September 30, 2005
	Purchases of		Commissions		Commission		Purchases of		Commissions		Commission
	property and		paid and		and		property and		paid and		and
	equipment		other expenses		other income		equipment		Other expenses		other income
Parent Company:
SK Corporation	~~W~~	457	~~W~~	10,741	~~W~~	1,309	~~W~~	927	~~W~~	33,814	~~W~~	5,478

Subsidiaries:
SK Communications Co., Ltd.		31		12,428		186		157		31,338		671
Global Credit & Information Co., Ltd.		—		9,585		292		—		25,547		766
PAXNet Co., Ltd.		—		2,664		766		—		12,050		1,773
SK Telink Co., Ltd.		—		3,179		4,592		—		9,587		11,745
Others		—		3,601		—		576		17,632		976

Equity Method Investees:
WiderThan Co., Ltd.		1,547		24,948		209		6,109		70,821		241
SK C&C Co., Ltd.		39,182		80,173		1,990		67,239		223,272		6,232
TU Media Corp.		—		908		8,337		—		1,009		17,142
Others		7		4,276		540		97		11,065		898

Others:
SK Engineering & Construction Co., Ltd.		61,591		2,220		524		111,738		2,814		1,420
SK Networks Co., Ltd.		6,499		108,260		2,284		7,626		313,404		9,505
Innoace Co., Ltd.		3,363		379		55		8,009		1,495		165
SK Telesys Co., Ltd.		78,415		863		106		145,219		2,400		296
Others		1,001		3,161		583		1,288		6,394		1,650

Total	~~W~~	192,093	~~W~~	267,386	~~W~~	21,773	~~W~~	348,985	~~W~~	762,642	~~W~~	58,958

b-(2) Account balances

	As of September 30, 2006
											Guarantee
	Accounts		Short-term		Long-term		Guarantee		Accounts		deposits
	receivable		loans		loans		deposits		payable		received
Parent Company:
SK Corporation.	~~W~~	860	~~W~~	—	~~W~~	—	~~W~~	291	~~W~~	5,308	~~W~~	6,174

Subsidiaries:
SK Communications Co., Ltd.		1,062		—		—		—		6,420		3,681
SK Wyverns Baseball Club Co., Ltd.		276		575		4,707		—		—		—
Global Credit & Information Co., Ltd.		5		—		—		—		3,446		—
PAXNet Co., Ltd.		147		—		—		—		1,005		—
SK Telink Co., Ltd.		930		—		—		—		853		826

Equity Method Investees:
WiderThan Co., Ltd.		12		—		—		—		4,953		—
SK C&C Co., Ltd.		214		—		—		—		49,153		346
Helio, LLC.		15,096		—		—		—		—		—
Others		7,850		—		—		—		4,865		3,242

Others:
SK Engineering & Construction Co., Ltd.		183		—		—		—		676		942
SK Networks Co., Ltd.		940		—		—		113		37,651		2,967
Innoace Co., Ltd.		20		—		—		—		1,082		2,291
SK Telesys Co., Ltd.		11		—		—		—		37,340		—
Others		683		—		—		900		1,569		—

Total	~~W~~	28,289	~~W~~	575	~~W~~	4,707	~~W~~	1,304	~~W~~	154,321	~~W~~	20,469

	As of December 31, 2005
											Guarantee
	Accounts		Short-term		Long-term		Guarantee		Accounts		deposits
	receivable		loans		loans		deposits		payable		received
Parent Company:
SK Corporation	~~W~~	1,643	~~W~~	—	~~W~~	—	~~W~~	1,307	~~W~~	6,767	~~W~~	6,174

Subsidiaries:
SK Communications Co., Ltd.		195		—		—		—		5,891		3,681
SK Wyverns Baseball Club Co., Ltd.		527		1,150		4,706		—		—		—
Global Credit & Information Co., Ltd.		70		—		—		—		6,533		—
PAXNet Co., Ltd.		401		—		—		—		2,077		—
SK Telink Co., Ltd.		436		—		—		—		1,179		514
Others		2		—		—		—		2,755		70

Equity Method Investees:
WiderThan Co., Ltd.		4		—		—		—		17,398		—
SK C&C Co., Ltd.		91		—		—		—		174,884		346
Helio, LLC.		11,914		—		—		—		—		—
Others		6,048		—		—		—		4,154		3,062

Others:
SK Engineering & Construction Co., Ltd.		97		—		—		—		21,326		942
SK Networks Co., Ltd.		1,760		—		—		113		20,465		2,700
Innoace Co., Ltd.		—		—		—		—		6,100		2,138
SK Telesys Co., Ltd.		3		—		—		—		65,496		—
Others		223		—		—		900		7,495		—

Total	~~W~~	23,414	~~W~~	1,150	~~W~~	4,706	~~W~~	2,320	~~W~~	342,520	~~W~~	19,627

     c. Compensation for the key management

The Company considers registered directors who have substantial roles and responsibility for planning, operating, and controlling of the business as key management, and the considerations given to the key management for the three months and the nine months ended September 30, 2006 are as follows(In millions of Korean won):

	For the three months ended						For the nine months ended
	September 30, 2006						September 30, 2006 (Note)
			Severance						Severance
Payee	Payroll		indemnities		Total		Payroll		indemnities		Total
12 Registered directors (including outside directors)	~~W~~	507	~~W~~	136	~~W~~	643	~~W~~	3,687	~~W~~	799	~~W~~	4,486

(Note)	Compensation for an ex-outside director who resigned during the three months ended June 30, 2006 is included.
In addition, on March 8, 2002, the Company granted stock options to its nine key members of the management, representing 15,110 shares at an exercise price of ~~W~~267,000 per share. The stock options fully vested after three years from the date of grant and are exercisable for two years upon vesting. Upon exercise of stock options, the Company will issue its common stock or deliver treasury stock.
22.	PROVISION FOR MILEAGE POINTS

The Company, for its marketing purposes, grants certain mileage points (“Rainbow Points”) to its subscribers based on their usage of the Company’s services. Rainbow Points provision was provided based on the historical usage experience and the Company’s marketing policy. Such provision was recorded as accrued expenses and details of change in the provisions for such mileage points for the nine months ended September 30, 2006 and 2005 are as follows (In millions of Korean won):

	September 30, 2006		September 30, 2005
	(Note a)		(Note a)
Beginning balance	~~W~~	52,172	~~W~~	61,596
Increase		9,679		9,065
Decrease		(9,381)		(12,403)

Ending balance	~~W~~	52,470	~~W~~	58,258

(Note a)	Beginning and ending balances for the nine months ended September 30, 2006 are stated at their discounted values in accordance with SKAS No. 17 and beginning and ending balances for the nine months ended September 30, 2005 are stated at their nominal values.
Rainbow Points expire after 5 years; thus, all unused points are expired on their fifth anniversary.
The expected year when unused Rainbow Points as of September 30, 2006 are expected to be used and the respective estimated monetary amount to be paid in a given year are as follows (In millions of Korean won):

	Estimated amount to be paid
Expected usage for the year ended September 30,	In nominal value (Note b)		Current value (Note b)
2007	~~W~~	26,532	~~W~~	25,311
2008		15,870		14,443
2009		8,452		7,340
2010		4,364		3,615
2011		2,228		1,761

Ending balance	~~W~~	57,446	~~W~~	52,470

(Note b)	The above expected year of the usage and the current value of the estimated amount to be paid are estimated based on historical usage experience.

23.	DERIVATIVE INSTRUMENTS
a.	Currency swap contract to which the cash flow hedge accounting is applied

The Company has entered into a fixed-to-fixed cross currency swap contract with Citibank, BNP Paribas and Credit Suisse First Boston International to hedge the foreign currency risk of unguaranteed U.S. dollar denominated bonds with face amounts totaling US$300,000,000 at annual fixed interest rate of 4.25% issued on April 1, 2004. As of September 30, 2006, in connection with unsettled foreign currency swap contract to which the cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to ~~W~~21,287 million (excluding tax effect totaling ~~W~~8,074 million and foreign exchange translation gain arising from unguaranteed U.S. dollar denominated bonds totaling ~~W~~60,821 million) was accounted for as a capital adjustment.

b.	Currency swap contract to which the cash flow hedge accounting is not applied

The Company has entered into a fixed-to-fixed cross currency swap contract with Credit Suisse First Boston International to hedge foreign currency risk of unguaranteed U.S. dollar denominated convertible bonds with face amounts of US$329,450,000 issued on May 27, 2004. In connection with unsettled fixed-to-fixed cross currency swap contract to which the cash flow hedge accounting is not applied, loss on valuation of currency swap of ~~W~~8,553 million for the nine months ended September 30, 2006 and gains on valuation of currency swap of ~~W~~4,314 million for the nine months ended September 30, 2005 were charged to current operations.

In addition, the company has entered into a fixed-to-fixed cross currency swap contract with Hana Bank, Korea Exchange Bank, Woori Bank, Shinhan Bank, Citibank and Barclays Bank to hedge foreign currency risk of unguaranteed U.S. dollar denominated convertible bonds issued by China Unicom which was acquired on July 5, 2006. In connection with unsettled fixed-to-fixed cross currency swap contract to which the cash flow hedge accounting is not applied, gain on valuation of currency swap of ~~W~~4,358 million for the nine months ended September 30, 2006 were charged to current operations.

c.	Interest rate swap

The Company has entered into a floating-to-fixed interest rate swap contract with Shinhan Bank to hedge the interest rate risk of floating rate discounted bill with face amounts totaling ~~W~~200,000 million borrowed on June 29, 2006. As of September 30, 2006, in connection with unsettled interest rate swap contract to which the cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to ~~W~~1,991 million (excluding tax effect totaling ~~W~~755 million) was accounted for as a capital adjustment.

As of September 30, 2006, fair values of above derivatives recorded in long-term liabilities and details of derivative instruments as of September 30, 2006 are as follows (In thousands of U.S. dollars and millions of Korean won):

				Fair value
				Designated
		Face	Duration	as cash		Not
Type	Hedged item	Amount	of contract	flow hedge		designated		Total
Current assets:
Fix-to-fixed cross currency swap	U.S. dollar denominated convertible bond issued by China Unicom	US1,000,000	July 5, 2006 ~ July 5, 2007	~~W~~	—	~~W~~	4,358	~~W~~	4,358

				~~W~~	—	~~W~~	4,358	~~W~~	4,358

Non-current liabilities:
Fix-to-fixed cross currency swap	U.S. dollar denominated bonds	US$300,000	March 23, 2004 ~ April 1, 2011	~~W~~	90,182	~~W~~	—	~~W~~	90,182
Fix-to-fixed cross currency swap	U.S. dollar denominated convertible bond	US$100,000	May 27, 2004 ~ May 27, 2009		—		21,798		21,798

					90,182		21,798		111,980

Floating-to-fixed Interest rate swap	Long-term floating rate discounted bill	~~W~~ 200,000	June 29, 2006 ~ June 29, 2010		2,747		—		2,747

				~~W~~	92,929	~~W~~	21,798	~~W~~	114,727

24.	COMMITMENTS

In accordance with the resolution of the Company’s board of directors dated January 26, 2005, the Company and EarthLink, Inc., an internet service provider in the United States of America, agreed to establish ‘Helio, LLC.’, a joint venture company, in the United States of America in February 2005 in order to provide wireless telecommunication service across the United States of America. The Company, via SK Telecom USA Holdings, Inc., its wholly-owned subsidiary in the United States of America, has invested US$200.5 million from 2005 through September 30, 2006 and will additionally invest US$19.5 million through 2007 to maintain a 50% equity interest in the joint venture company. Helio, LLC. launched cellular voice and data services extensively across the United States of America in May 2006, by renting networks from network operators throughout the United States of America also known as partial mobile virtual network operator (MVNO) system.
25.	STATEMENTS OF CASH FLOWS

The statements of cash flows are prepared using the indirect method and significant non-cash transactions for the three months and nine months ended September 30, 2006 are as follows (In millions of Korean won):

	For the three months		For the nine months
	ended September 30, 2006		ended September 30, 2006
Conversion of convertible bonds	~~W~~	—	~~W~~	21,575
Retirement of treasury stock		209,077		209,077
There was no significant non-cash transaction for the three months and nine months ended September 30, 2005.

26.	SUBSEQUENT EVENTS

The Company is expected to sell 2,000,000 shares of WiderThan Co., Ltd. held by the Company, representing 10.10% of the total outstanding common stock of WiderThan Co., Ltd., for US$34.1 million (US$17.05 per share), to RealNetworks, Inc., a U.S.A. company, on October 31, 2006.

Forward-Looking Statement Disclaimer
The material above contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or performance to be materially different from any future results or performance expressed or implied by such forward-looking statements. We do not make any representation or warranty, express or implied, as to the accuracy or completeness of the information contained herein, and nothing contained herein is, or shall be relied upon as, a promise or representation, whether as to the past or the future. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Additional information concerning these and other risk factors are contained in our latest annual report on Form 20-F and in our other filings with the U.S. Securities and Exchange Commission.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd.
(Registrant)

By: /s/ Tae Jin Park

(Signature)
Name:	Tae Jin Park
Title:	Vice President
Date: February 5, 2007